1/18

07020442

82- SUBMISSIONS FACING SHEET

PROCESSED
JAN 24 2007 E
THOMSON FINANCIAL

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Addax Petroleum Corporation

*CURRENT ADDRESS 16, ave. Eugene-Pittard
1206, Geneva (Switzerland)

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 24 2007 E
THOMSON FINANCIAL

FILE NO. 82- 35055

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 1/18/07

082-35055

12-31-05
AR/S

ADDAX PETROLEUM

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2005

MARCH 28, 2006

TABLE OF CONTENTS

LEGAL NOTICE – FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form ("**AIF**") constitute forward looking statements under applicable securities legislation. In this AIF, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this AIF. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this AIF. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this AIF as intended, planned, anticipated, believed, estimated or expected.

In particular, this AIF contains forward looking statements pertaining to the following:

- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere in this AIF materializes. See "Risk Factors". Therefore prospective investors are cautioned not to rely unduly on these forward

looking statements. Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

The information in this AIF is stated as at December 31, 2005, unless otherwise indicated.

ABBREVIATIONS AND DEFINITIONS

In this AIF, the abbreviations and definitions set forth below have the following meanings:

<u>Crude Oil and Natural Gas Liquids</u>		<u>Natural Gas</u>	
bbls	barrels	mcf	thousand cubic feet
bbls/d	barrels per day	mmcf	million cubic feet
mbbls	thousands of barrels	bcf	billion cubic feet
mmbbls	millions of barrels	tcf	trillion cubic feet
mbbls/d	thousands of barrels per day	mcf/d	thousand cubic feet per day
mmbbls/d	millions of barrels per day	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	bcf/d	billion cubic feet per day
mboe/d	thousands of barrels of oil equivalent per day		

<u>**Other**</u>		<u>**Currency**</u>	
API	American Petroleum Institute	$	United States dollars
ftss	feet sub-sea	CDN$	Canadian dollars
t/d	metric tonnes per day		

"**ABV**" means Addax B.V. Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Addax Petroleum**" or "**Corporation**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA, together with all of its subsidiaries on a consolidated basis;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation incorporated under the laws of the Netherlands Antilles;

"**AIF**" means this Annual Information Form for the financial year ended December 31, 2005 and dated March 28, 2006;

"**AMHBV**" means Addax Mining Holdings BV, an indirect wholly owned subsidiary of AOG incorporated under the laws of the Netherlands;

"**Antan Blend**" means the crude oil produced from OML123, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean-going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries;

"**API**" means the American Petroleum Institute;

"**Ashland**" means Ashland Inc. together with all of its subsidiaries;

"**best estimate**" means, in relation to prospective and contingent resources, the best estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term is a measure of central tendency of the uncertainty distribution (most likely/mode, P_{50}/median, or arithmetic average/mean);

"**Block 2**" means the property located in the northern sector of the Joint Development Zone;

"**Block 3**" means the property located in the northern sector of the Joint Development Zone;

"**Block 4**" or "**Block 4 Property**" means the property located in the northern sector of the Joint Development Zone;

"**Board**" or "**Board of Directors**" means the board of directors of Addax Petroleum;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**Brass River Blend**" means the crude oil produced from OML124 and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean-going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**") Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CFFO**" or "**Cash Flow From Operations**" means cash from operating activities before changes in non-cash working capital. CFFO is not a standard measure under Canadian GAAP. Cash Flow From

Operations measures presented in this AIF may not be comparable to other similarly titled measures of other companies;

"**Chevron**" means Chevron Corp. together with all of its subsidiaries;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum;

"**contingent resources**" means the best estimate quantities of oil or gas estimated at a given date to be potentially recoverable from known accumulations but that are not currently economic;

"**Corporation**" or "**Addax Petroleum**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA, together with all of its subsidiaries on a consolidated basis;

"**Cost Oil**" means a maximum percentage of available crude oil allocated to the Contractor (Addax Petroleum) for recovery of Operating Costs after the allocation of Royalty Oil to the NNPC;

"**Credit Facility**" means the Amended and Restated Senior Secured Reducing Revolving Credit Facility Agreement dated June 14, 2005 between Addax Petroleum N.V., Addax Petroleum Overseas Limited, Addax Petroleum Development (Nigeria) Limited, Addax Petroleum Exploration (Nigeria) Ltd. and Addax Petroleum Services Limited, BNP Paribas S.A. and other original lenders;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties dated November 29, 2005;

"**developed non-producing reserves**" means those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Disputed Area**" means the area of OML123 awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**ERHC Energy**" means ERHC Energy, Inc. together with all of its subsidiaries;

"**ExxonMobil**" means ExxonMobil Corporation together with all of its subsidiaries;

"**gross**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and NNPC's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report) and (ii) in respect of acreage, wells and seismic data, 100 per cent of same;

"**IPO**" means the initial offering by prospectus of 21,000,000 Common Shares at a price of CDN$19.50 per share which closed February 16, 2006;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Authority**" or "**JDA**" means the Nigeria/Sao Tome Joint Development Authority;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny Production Sharing Contract**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny Property**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny Production Sharing Contract;

"**net**" means (i) in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and NNPC's share of Profit Oil and (ii) in respect of acreage, wells and seismic data, that share attributable to Addax Petroleum's working interest;

"**Net Offering Price**" means the price per share at which the Common Shares were sold under the IPO less the Underwriters' fees per Common Share;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso Property**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**Non-Competition Agreement**" means the non-competition agreement between the Corporation and AOG dated February 8, 2006;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Occidental**" means Occidental Petroleum Corporation together with all of its subsidiaries;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok Property**" means the Okwok license area, located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OPL90;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**OPL90**" means the property subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited together with all of its subsidiaries;

"**Over-Allotment Option**" means the over-allotment option granted by Addax Petroleum to the Underwriters which was exercisable, in whole or in part, at any time until 30 days after closing of the

IPO to purchase from the Corporation up to an additional 2,100,000 Common Shares, at CDN$19.50, to cover over-allotments, if any, and for market stabilization purposes;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"**Preferred Shares**" means preferred shares of the Corporation, issuable in series;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" means the balance of available crude oil after the allocation of Royalty Oil, Tax Oil and Cost Oil;

"**prospective resources**" means the best estimate quantities of oil and gas estimated on a given date to be potentially recovered from undiscovered accumulations. They are technically viable and economic to recover;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"**Reserve Report**" means the engineering report dated March 28, 2006 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from discovered resources;

"**Royalty Oil**" means the quantum of available crude oil allocated to the Corporation, which will generate an amount of proceeds equal to the actual payment of Royalty and Concession Rentals;

"**Share Transfer Agreement**" means the share transfer agreement among the Corporation, AMHBV and AOG dated February 10, 2006;

"**Shell**" means Royal Dutch Shell p.l.c. together with all of its subsidiaries;

"**Tax Oil**" means the quantum of available crude oil allocated to the Corporation, which will generate an amount of proceeds equal to the actual payment of PPT;

"**Trademark Agreement**" means the trademark agreement, made effective January 1, 2006 between Addax Petroleum N.V. and AOG;

"**Tullow Oil**" means Tullow Oil p.l.c. together with all of its subsidiaries;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited;

"**Underwriting Agreement**" means the underwriting agreement dated February 8, 2006 among the Corporation, AOG and the Underwriters with respect to the IPO and the Over-Allotment Option; and

"**undeveloped reserves**" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("10^3m^3")	0.0282
thousand cubic metres ("10^3m^3")	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, references to "\$" and to "dollar" in this AIF refer to the currency of the United States of America.

The following tables set forth, for each period indicated, the high and low exchange rates for one United States dollar, expressed in Canadian dollars, the average for such exchange rates for each period and the exchange rate at the end of such period, in each case based on the noon buying rate in Canadian dollars as quoted by the Bank of Canada (the "**Noon Buying Rate**").

	Year Ended December 31,			
	2005	2004	2003	2002
Rate at end of period	\$1.1659	\$1.2036	\$1.2924	\$1.5796
Average rate during period	\$1.2116	\$1.3015	\$1.4015	\$1.5704
High	\$1.2704	\$1.3968	\$1.5747	\$1.6132
Low	\$1.1507	\$1.1774	\$1.2924	\$1.5110

CORPORATE STRUCTURE

Incorporation and Address of Addax Petroleum Corporation

Addax Petroleum was incorporated under the *Canada Business Corporations Act* on September 6, 2005. On December 5, 2005, the articles of Addax Petroleum Corporation were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series.

The head office of the Corporation is located at 16, avenue Eugène-Pittard, 1206, Geneva, Switzerland. The registered office of the Corporation is located at 3400 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, Canada.

Addax Petroleum is a reporting issuer (or equivalent) in the jurisdictions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island and its Common Shares commenced trading on the Toronto Stock Exchange on February 16, 2006 under the symbol "AXC".

Intercorporate Relationships

The Corporation now beneficially and wholly owns, directly or indirectly, 12 material subsidiaries. The chart below shows the intercorporate relationships among the Corporation and its material subsidiaries as at March 31, 2006.


Addax Petroleum Corporation (Canada)
Addax Petroleum NV (Curacao)
Addax Petroleum Services Ltd. (Isle of Man)
Addax Petroleum International Ltd. (Isle of Man)
Addax Petroleum Overseas Ltd. (BVI)
Addax Petroleum (Nigeria Offshore) Ltd. (Nigeria)
Addax Petroleum (Nigeria Offshore 2) Ltd. (Nigeria)
Addax Petroleum Development (Nigeria) Ltd. (Nigeria)
Addax Petroleum Exploration (Nigeria) Ltd. (Nigeria)
Addax Petroleum Gabon Ltd. (Isle of Man)
Addax Petroleum Cameroon Ltd. (Isle of Man)
Addax Petroleum Resources Nigeria Ltd. (Nigeria)
Addax Energy Nigeria Ltd. (Nigeria)

GENERAL DEVELOPMENT OF THE BUSINESS

Addax Petroleum Corporation

On February 16, 2006, the Corporation completed its IPO for aggregate gross proceeds of CDN$409,500,000 and its Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "AXC". On February 24, 2006, the Underwriters exercised the Over-Allotment Option and the Corporation raised additional aggregate gross proceeds of CDN$40,950,000. In total, Addax Petroleum issued 23,100,000 Common Shares for aggregate gross proceeds of CDN$450,450,000.

Concurrently with the closing of the IPO, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V. in exchange for 117,000,000 Common Shares and CDN$55,575,000.

On March 15, 2006, the Corporation announced that it, together with its co-venturers, signed a PSC with the JDA relating to Block 4 of the JDZ and is now entitled to a 33.3 per cent participating interest pursuant to a participation agreement with ERHC Energy relating to Block 4. Addax Petroleum will be the operator of Block 4. In addition, Addax Petroleum signed a further PSC with the

JDA relating to Block 3 of the JDZ and is now entitled to a 15 per cent participating interest under a joint operating agreement relating to Block 3 where a subsidiary of Anadarko Petroleum Corporation is the operator.

On March 16, 2005, the Corporation announced that it, together with its co-venturers, signed a PSC with the JDA relating to Block 2 of the JDZ and that it is now entitled to a 14.33 per cent participation interest in Block 2 pursuant to a participation agreement with ERHC Energy entered into on March 2, 2006. Addax Petroleum also signed a joint operating agreement among the Block 2 co-venturers where Sinopec Corp. is the designated operator.

Addax Petroleum N.V.

Addax Petroleum N.V., a wholly owned subsidiary of the Corporation, was founded in 1994 by AOG to evaluate and pursue oil and gas exploration and production opportunities in West Africa. APNV was the only subsidiary of AOG involved in the exploration for, and production of, petroleum. AOG's strategy was to conduct its upstream petroleum business entirely through APNV.

After the formation of APNV in 1994, management began evaluating opportunities in West Africa. In 1995, APNV acquired a 90 per cent interest in a Production Sharing Contract with the Government of Côte d'Ivoire relating to an offshore field known as the Espoir field. In 1997, APNV sold 24 per cent interests in the Espoir field Production Sharing Contract to each of Ranger Oil Limited (now Canadian Natural Resources Limited) and Tullow Oil. APNV sold a further 15 per cent interest in the Espoir field Production Sharing Contract to Canadian Natural Resources Limited in 2000 and the remainder of its interest in 2001.

In May 1998, APNV entered into Production Sharing Contracts with the Nigerian government for OML123, OML124, OPL90 and OPL225. Prior to this, Ashland had held their own Production Sharing Contracts relating to these properties, which were terminated by the Nigerian government when Ashland attempted to sell its interests under the Production Sharing Contracts without prior government approval. APNV acquired Ashland's remaining assets and rights relating to these properties pursuant to an acquisition agreement dated April 8, 1998 between APNV and Ashland.

In December 2002, APNV expanded its operations in West Africa by acquiring a 60 per cent interest in the Ngosso Concession, offshore Cameroon. The Ngosso Property is operated by Addax Petroleum.

In January 2004, APNV further expanded by acquiring a 42.5 per cent farm-in interest in the Kiarsseny Production Sharing Contract, offshore Gabon. The Kiarsseny Property is operated by Tullow Oil.

In July 2005, APNV entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field in the Kurdistan Region of Iraq.

In September 2005, APNV entered into a joint venture agreement with Oriental Energy, a Nigerian company, pursuant to which it agreed to acquire a 40 per cent interest in the Okwok Property, located in OML67 offshore Nigeria, subject to the completion of a farm-in agreement and government approval. The Corporation expects to conduct operations for the property in its capacity as technical advisor.

In November 2005, APNV made its first strategic move into deep-water exploration when it signed a participation agreement with ERHC Energy. On March 15, 2006, the Corporation announced that it, together with its co-venturers, signed a PSC with the JDA relating to Block 4 of the JDZ and is now entitled to a 33.3 per cent participating interest pursuant to a participation agreement with ERHC Energy relating to Block 4. Addax Petroleum will be the operator of Block 4.

BUSINESS OF THE CORPORATION

Addax Petroleum is an international oil and gas exploration and production company focused on Africa and the Middle East. The Corporation is the largest independent oil producer in Nigeria, and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 79,460 barrels per day for December 2005, representing a compounded annual growth rate of approximately 34 per cent. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

Addax Petroleum's Average Oil Production
1998 - 2005



Addax Petroleum's Average Oil Production 1998 - December 2005
(bbls/d)
90
80
70
60
50
40
30
20
10
Jan .98
Apr .98
Jul. 98
Oct .98
Jan .99
Apr .99
Jul. 99
Oct .99
Jan .00
Apr .00
Jul. 00
Oct .00
Jan .01
Apr .01
Jul. 01
Oct .01
Jan .02
Apr .02
Jul. 02
Oct .02
Jan .03
Apr .03
Jul. 03
Oct .03
Jan .04
Apr .04
Jul. 04
Oct .04
Jan .05
Apr .05
Jul. 05
Oct .05

For the twelve months ended December 31, 2005, Addax Petroleum produced an average of 65,280 bbls/d and generated $468.2 million of CFFO. As of December 31, 2005, Addax Petroleum had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls. The reserves of the Corporation were evaluated as at December 31, 2005 by NSAI.

Competitive Strengths

Addax Petroleum has grown rapidly by combining the entrepreneurial spirit of its founders with the technical and operational expertise of staff recruited from international oil and gas companies. Management of the Corporation believes that the following competitive strengths should allow Addax Petroleum to continue to increase its production and reserves and maximize value for its shareholders.

Largest Independent Oil Producer in Nigeria with a Quality Asset Base

Nigeria is a prolific oil-producing nation with a competitive fiscal regime. Nigeria ranks among the top ten countries in the world in terms of oil reserves, with proved crude oil reserves reported by OPEC to be 35.2 billion barrels. Chevron, ENI S.p.A., ExxonMobil, Shell and Total S.A. all have significant operations in Nigeria and produce, together with NNPC, approximately 2.2 mmbbls/d of oil, representing almost 90 per cent of the country's total oil production.

Addax Petroleum is the largest independent oil producer in Nigeria and operates all of its Nigerian producing properties. The Corporation produced an average of 79,460 mbbls/d for December 2005 from 75 wells. The Corporation's crude oil sales are comprised of medium to light gravity sweet crude oil blends (29° to 37° API). Approximately 95 per cent of the Corporation's crude oil production is offshore and all of the Corporation's production is sold directly into international markets. The Corporation has a balanced portfolio of oil reserves, including 108.6 mmbbls of proved reserves, 88.1 mmbbls of probable reserves and 82 mmbbls of possible reserves.

Demonstrated Operational and Technical Expertise

Addax Petroleum has increased its production by employing advanced and proven technologies, such as 3D seismic data analysis and horizontal drilling, to optimize oil recoveries from producing but under-developed fields. In particular, the Corporation has developed specific expertise and a unique focus on producing oil from thin oil rims, commonly found in shallow water and onshore properties. Since inception, the Corporation has drilled 133 wells (131.8 net) and has achieved a commercial success rate of approximately 83 per cent. The following chart shows the average monthly oil production from the Corporation's Nigerian producing properties, including the period before the Corporation began operating the properties, and demonstrates Addax Petroleum's operational and technical expertise.

Average Monthly Oil Production
January 1984 - December 2005


Average Monthly Oil Production January 1984 - December 2005 (000' bbls)
3'000
2'500
2'000
1'500
1'000
500
-
Jan.84
Jan.85
Jan.86
Jan.87
Jan.88
Jan.89
Jan.90
Jan.91
Jan.92
Jan.93
Jan.94
Jan.95
Jan.96
Jan.97
Jan.98
Jan.99
Jan.00
Jan.01
Jan.02
Jan.03
Jan.04
Jan.05

Addax Petroleum has increased production while maintaining firm control of operating costs. Despite industry-wide increases in the costs of drilling and other third party operating services, Addax Petroleum has maintained operating costs on its producing properties between $5.50 and $6.50 per barrel over the past three years.

The OPL90 property development is Addax Petroleum's first major greenfield development and further demonstrates the Corporation's technical expertise. Development of the Okwori field in OPL90 began in July 2004 and the large and technically demanding project commenced production on schedule in March 2005. The Okwori field and adjacent Nda field in OPL90 are estimated by NSAI to contain 40.0 mmbbls of proved and probable oil reserves and are expected to produce at a combined average production rate of 33 mbbls/d in 2006. In September 2005, Addax Petroleum received a technical excellence award at the 18th World Petroleum Congress in recognition of its successful development of the Okwori field.

Near and Medium Term Growth Opportunities in West Africa

Addax Petroleum's properties contain a number of development projects which the Corporation expects should increase its production in the near and medium term. The Corporation expects its drilling and development program in Nigeria to increase average daily production from 65 mbbls/d in 2005 to 85 mbbls/d in 2006. The Corporation's planned projects in Nigeria include ongoing development of the Okwori and Nda fields in OPL90 and an infill drilling program in OML123 and OML124. The Corporation has contracted three drilling rigs in Nigeria for 2006 and is actively pursuing a fourth drilling rig.

Addax Petroleum also has 20 unappraised discoveries, 23 significant exploration prospects and more than 25 leads on its properties in Nigeria, Cameroon and Gabon. In 2006, Addax Petroleum intends to acquire 800 km^2 of 3D seismic data for OPL225 and 170 km^2 of 3D seismic data for the Ngosso Property and to drill 29 wells (28.4 net) on its West African properties.

Expansion Potential in New Ventures

Addax Petroleum's current new venture initiatives could have a significant impact on the Corporation. The Corporation expects to begin developing the Okwok Property together with Oriental Energy during 2006. The Corporation believes it is well-positioned to farm-in or otherwise acquire properties in West Africa including properties from major international oil companies that are shifting their focus from onshore and shallow water properties to deep-water exploration and development properties.

Addax Petroleum has recently established a significant equity position in the JDZ. In particular (i) the Corporation, together with its co-venturers, signed a PSC with the JDA relating to Block 4 of the JDZ and is entitled to a 33.3 per cent participating interest pursuant to a participation agreement with ERHC Energy relating to Block 4 (where the Corporation will be the operator); (ii) the Corporation signed a further PSC with the JDA relating to Block 3 and is entitled to a 15 per cent participating interest under a joint operating agreement relating to Block 3 (where a subsidiary of Anadarko Petroleum Corporation is the operator); and (iii) the Corporation, together with its co-venturers, signed a PSC with the JDA relating to Block 2 and is entitled to a 14.33 per cent participation interest in Block 2 pursuant to a participation agreement with ERHC Energy entered into on March 2, 2006. Addax Petroleum has also signed a joint operating agreement among the Block 2 co-venturers where Sinopec Corp. is the designated operator.

In the Kurdistan Region of Iraq, Addax Petroleum entered into a farm-in agreement with Genel Enerji A.S. for a potential interest in a Production Sharing Contract to govern the Taq Taq field.

Excellent Operational Reputation and Strong Community Relationships

Addax Petroleum recognizes the importance of petroleum resources to its host countries. The Corporation has made it a priority to conduct itself in a socially responsible manner and to develop co-operative relationships with host country authorities, local communities and indigenous oil companies. Addax Petroleum believes that it has an excellent operational reputation and strong relationships which help facilitate timely approval for its projects, avoid unplanned disruptions in production and establish the Corporation as a desirable partner for indigenous oil companies that are becoming increasingly important in the African petroleum industry. Addax Petroleum has not experienced any major unplanned disruptions in production since it began producing oil in 1998.

The Corporation proactively addresses host government policy objectives. In Nigeria, these policy objectives include maximizing reserves and production, developing the local natural gas market and employing indigenous staff and contractors. More than 90 per cent of Addax Petroleum's employees in Nigeria are Nigerian citizens. In addition, the Corporation's community relations policy promotes infrastructure development projects and education programs. The Corporation has funded the construction of schools, expanded clean water supplies, paved roads and provided scholarships to Nigerians for primary, secondary and post-secondary education.

Experienced Management Team with Significant Shareholdings

Members of Addax Petroleum's senior management team have demonstrated their ability to identify and successfully execute business plans in African countries. Addax Petroleum has successfully recruited experienced management who are attracted to the Corporation's entrepreneurial culture from major international oil companies.

The senior executives of Addax Petroleum have on average more than 20 years of experience in the international oil and gas industry and extensive operating experience in Africa. Jean Claude Gandur, the Chief Executive Officer and co-founder of Addax Petroleum, has approximately 30 years of petroleum industry experience and has more than 20 years of experience managing businesses in a variety of industry sectors in Africa. In recognition of his role developing businesses in Africa, Mr. Gandur has received awards and recognitions from countries throughout Africa including the Republic of Congo, Senegal and Benin. James Pearce, the Chief Operating Officer of Addax Petroleum and the Managing Director of the Corporation's Nigerian operations, has approximately 30 years of petroleum industry experience and held senior management positions with Chevron in West Africa for over 15 years prior to joining Addax Petroleum. Michael Ebsary, the Chief Financial Officer of Addax Petroleum, has held management positions with Elf and Occidental for over 10 years. Other members of Addax Petroleum's management team also have experience in West Africa and with international oil and gas companies such as BHP Petroleum, British Gas, Shell and Texaco.

AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be transferred to or for the benefit of current and former directors, officers and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business. The Corporation intends to adopt a performance based incentive plan to be implemented and administered by the Board.

Commitment to Strong Corporate Governance

Addax Petroleum believes that strong corporate governance is essential to creating shareholder value and maintaining the confidence of investors. Addax Petroleum has developed comprehensive corporate governance policies and procedures, and has adopted a "best practices" approach to corporate governance. Addax Petroleum has an experienced Board of Directors, the majority of whom are independent from Addax Petroleum and its controlling shareholder, AOG. In addition, Addax Petroleum has separated the offices of Chairman and CEO with the Chairman being independent from both Addax Petroleum and AOG. The Chairman of Addax Petroleum is Mr. Peter Dey, who previously chaired the Toronto Stock Exchange Committee on Corporate Governance in Canada.

The Board of Directors has also adopted all of the recommendations set out in Canadian Securities Administrators National Policy 58-201 — *Corporate Governance Guidelines.* These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and Technical and Reserves Committees comprised of a majority of independent board members.

Strategy

Addax Petroleum has driven its growth in Nigeria by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a

priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities Addax Petroleum is currently pursuing a number of new venture opportunities in West Africa (Nigeria, Cameroon and Angola), North Africa (Algeria, Libya and Egypt) and the Middle East (Iraq, Iran, Yemen and Oman). The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. In Algeria and Libya, Addax Petroleum has passed stringent pre-qualifying guidelines and can bid as an operator in licensing rounds in those countries. The Corporation is implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok Property;
- obtaining an interest in Blocks 2, 3 and 4 located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an interest in a Production Sharing Contract governing the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Properties

Addax Petroleum's principal oil and gas properties are in the West African countries of Nigeria, Cameroon and Gabon. The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country	License	Area[1][2]	Water Depth	Addax Petroleum's Interest	Average Oil Production December 2005	Average Oil Production 12 Months Ended December 31, 2005	Gross Oil Reserves[2][3] Proved	Gross Oil Reserves[2][3] Proved Plus Probable	Gross Oil Reserves[2][3] Proved Plus Probable Plus Possible
		(acres)	(m)	(%)	(bbls/d)	(bbls/d)	(mmbbls)	(mmbbls)	(mmbbls)
Nigeria	OML123	90,700	3-40	100	50,690	47,120	74.9	143.9	194.3
	OML124	74,100	onshore	100	3,310	3,490	9.7	12.8	28.1
	OPL90	85,300	100-160	100	25,460	14,670	24.0	40.0	56.3
	OPL225	241,900	50-210	100	–	–	–	–	–
Cameroon	Ngosso	70,300	0-8	60	–	–	–	–	–
Gabon	Kiarsseny	571,600	0-800	42.5	–	–	–	–	–
Total		**1,133,900**			**79,460**	**65,280**	**108.6**	**196.7**	**278.7**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposals for OPL90 and OPL225 made by the Corporation to NNPC.

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.3 mmbbls.

(3) Proved and probable reserves as at December 31, 2005 as reported in the Reserve Report under "Forecast Prices and Costs Case".

EMPLOYEES

As at December 31, 2005, Addax Petroleum had 344 employees. Of these, 245 were located in Nigeria, of which 24 are expatriates, 98 were located in Geneva, Switzerland, and 1 was located in Cameroon. All the Nigerian employees, other than management employees, are unionized.

RISK FACTORS

An investment in the Corporation should be considered highly speculative due to the nature of the Corporation's business and the location of its primary assets and business operations. A prospective investor should consider carefully the risks and uncertainties set out below in addition to the other information contained in this AIF before making an investment decision. Additional risks and uncertainties not presently known to the Corporation or that it currently deems immaterial may also impair its business and affect the price of its Common Shares. If any of the events described in this AIF as a risk or uncertainty actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected.

Risks relating to the business of the Corporation

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of such properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and

obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation is largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. Potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation's operations are subject to potential losses that may not be covered by insurance.

The exploration for, and the production, storage, transportation and marketing of oil involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, equipment failures and other accidents, uncontrollable flows of oil, natural gas well fluids or water, adverse weather conditions, blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. The Corporation's offshore production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather or tidal conditions. These hazards can cause substantial damage to facilities and interrupt production. The impact that any of these risks may have upon the Corporation is increased because of the large contribution made to the Corporation's overall production by a few select properties.

The Corporation is insured against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations or cash flows. Furthermore, the Corporation cannot predict whether insurance will continue to be available at a reasonable cost or at all.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, Addax Petroleum will continue to rely on ABV to purchase and sell all of the crude oil the Corporation produces under the Crude Oil Supply Agreements. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable

terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark, tradename or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a tradename with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given the Corporation shares a trademark and tradename with AOG and with many members of the AOG group, any adverse development affecting the trademark, tradename or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation. See "The Addax and Oryx Group Ltd."

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If Addax Petroleum's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Addax Petroleum. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of Addax Petroleum to access sufficient capital for its operations could have a material adverse effect on Addax Petroleum's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to two Nigerian trade unions, Nupeng and Pengassan, which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff in Nigeria. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations in Nigeria

could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage and speed of development.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control, including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in developing countries expose the Corporation to, among other things, political and currency risks.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls and the training of new personnel. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date Addax Petroleum's exploration and development activities have principally been based in Nigeria and nearby areas in West Africa, and Addax Petroleum's limited

presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. Addax Petroleum may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If Addax Petroleum engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, Addax Petroleum could lose the cost of floors or ceilings or a fixed price could limit Addax Petroleum from receiving the full benefit of commodity price increases. If Addax Petroleum enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has, in respect of Cameroon and Gabon, and is likely, in respect of the JDZ, the Taq Taq property and the Okwok Property, to enter into joint ventures. The Corporation may suffer additional costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A substantial decline in oil prices may also require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost

ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and the Ngosso Concession, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of their commercial lives. Each party to such contracts is typically liable for its share of the cost of decommissioning infrastructure installed under that contract. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this AIF are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom,

including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this AIF represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is

unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected.

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues are in United States dollars and most of the Corporation's working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira and the Swiss franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria. It is also currently pursuing exploration and development activities in Cameroon, Gabon and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, change or nullification of existing contracts or royalty rates, changing taxation policies or interpretations, foreign exchange restrictions, inflation, changing political conditions, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. The Joint Border Commission between the governments of Nigeria and Cameroon has not reached a decision about how the Corporation's operations will be treated. Accordingly, the Corporation may be materially adversely affected by a decision of the Joint Border Commission.

Western oil and gas companies may be perceived to be targets of criminal or terrorist activities. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operations or financial position. In addition, the

fear of criminal or terrorist attacks against the Corporation could have an adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the total amount of the Corporation's prospective resources.

Pursuant to the Nigeria Production Sharing Contracts, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OPL90 and OPL225, excluding the areas of the properties in which petroleum had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL90 and OPL225, but there is no assurance that such proposal will be accepted.

In addition, the Production Sharing Contract in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within 10 years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such provisions. There can be no assurance that the area proposed by the Corporation will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso Concession contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.

The Corporation operates and conducts business in Nigeria and other countries which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. However,

In the countries in which the Corporation does business, currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq, the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, these operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may apply.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas which is associated with the Corporation's oil production. The majority of the Corporation's produced associated natural gas is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that that will require petroleum producers to reduce the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the "Flares Down" policy. Consequently, no assurances can be given that the Corporation will be able to comply with such policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the Iran and Libya Sanctions Act ("**ILSA**") may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export-import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

Risks relating to the Common Shares

Uncertainties exist as to the liquidity and price of the Common Shares.

An illiquid market for the Common Shares may result in lower trading prices and increased volatility, which could adversely affect the value of an investment. The price of the Common Shares could fluctuate substantially due to a number of factors.

The controlling shareholder(s) of the Corporation will exercise significant control over the affairs of the Corporation.

AOG owns 117,000,100 Common Shares and controls approximately 83.5 per cent of the aggregate voting shares of the Corporation (prior to the transfer of the shares to the benefit of current and former directors, officers and employees of Addax Petroleum) which will allow AOG to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. It is likely that AOG will have sufficient voting power to, among other things, amend the articles and by-laws of the Corporation, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

Although the Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, it is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling shareholder(s) could have an adverse effect on the price of the Common Shares.

In connection with the IPO, the Corporation and AOG agreed to certain restrictions on the sale or other disposition of the Common Shares for a period of 180 days from the date of closing of the IPO, subject to certain exceptions. The Corporation cannot predict whether substantial numbers of the Common Shares will be sold in the open market following the expiry of the lock-up period. In particular, there can be no assurance that AOG will not reduce its holding of Common Shares or dividend or otherwise distribute the Common Shares it holds to the beneficial owners of AOG. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

The Corporation holds all of its assets in its wholly owned subsidiary, APNV. In the event of insolvency, liquidation or other reorganization of APNV, the holders of the Common Shares will have no right to proceed against the assets of APNV or to cause the liquidation or bankruptcy of the

company under applicable bankruptcy laws. Creditors of APNV would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APNV will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APNV ranking at least pari passu with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APNV and would be subordinate to any indebtedness of APNV.

PETROLEUM RESERVES AND OPERATIONAL MATTERS

Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on constant and forecast prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this AIF may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are limited to crude oil reserves in Nigeria. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. However, the Production Sharing Contracts in Nigeria contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Ngosso Concession and the Kiarsseny Production Sharing Contract treat commercial natural gas in effectively the same manner as crude oil, except that lower royalty rates apply to gas production under the Ngosso Concession. However, Addax Petroleum did not have any booked proved, probable or possible reserves in Cameroon or Gabon as at December 31, 2005.

Oil Reserves and Future Net Revenues Based on Forecast Prices and Costs as at December 31, 2005[10][15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13] Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14] Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	73.1	64.8	2,572	2,371	2,205	2,066	1,947	1,354	1,264	1,187	1,122	1,065
Developed Non-Producing[3]	6.9	6.3	229	197	173	153	138	120	104	92	82	74
Undeveloped[4]	28.6	25.7	339	245	171	112	64	-148	-175	-197	-213	-226
Total Proved	108.6	96.8	3,140	2,813	2,549	2,331	2,149	1,326	1,193	1,083	991	913
Probable[5]	88.1	75.0	2,488	1,993	1,634	1,366	1,161	759	614	505	422	358
Total Proved plus Probable	196.7	172.0	5,628	4,806	4,183	3,697	3,310	2,085	1,806	1,588	1,413	1,271
Possible[6]	82	66	2,384	1,881	1,513	1,238	1,028	686	539	432	351	290
Total Proved plus Probable plus Possible	278.7	238.4	8,012	6,688	5,696	4,935	4,338	2,771	2,346	2,019	1,764	1,561

Oil Reserves and Future Net Revenues Based on Constant Prices and Costs as at December 31, 2005[15]

	Crude Oil Reserves[7][8][9]		Estimated Net Present Values of Future Net Revenue Before Taxes[8][9][11][12][13] Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes[8][9][11][12][13][14] Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved[1]												
Developed Producing[2]	74.7	65.8	3,000	2,732	2,515	2,337	2,187	1,489	1,378	1,286	1,208	1,142
Developed Non-Producing[3]	7.3	6.6	303	256	220	193	171	152	129	112	99	88
Undeveloped[4]	29.5	26.3	604	461	350	262	192	-53	-97	-132	-159	-180
Total Proved	111.6	98.8	3,907	3,449	3,085	2,792	2,550	1,588	1,410	1,266	1,148	1,050
Probable[5]	86.6	73.1	3,229	2,558	2,077	1,721	1,453	982	780	633	523	439
Total Proved plus Probable	198.2	171.9	7,136	6,007	5,162	4,513	4,003	2,570	2,190	1,899	1,671	1,489
Possible[6]	81.7	65.4	3,151	2,479	1,989	1,622	1,343	903	706	563	457	376
Total Proved plus Probable plus Possible	279.9	237.3	10,287	8,486	7,151	6,135	5,346	3,473	2,896	2,462	2,128	1,865

Notes:

(4) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(5) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(7) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(9) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(10) "Gross" means Addax Petroleum's total working interest before deduction of NNPC's share of Profit Oil and "Net" means Addax Petroleum's total working interest after deducting the amounts attributable to Royalty Oil and NNPC's share of Profit Oil..

(11) Columns may not add up due to rounding.

(12) Reserves presented exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.1 mmbbls.

(13) The forecast prices and costs assumptions assume the continuance of current laws and regulations and increases in terminal selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserve Report, operating costs are assumed to escalate at 2 per cent per annum. Crude oil prices as forecast by NSAI effective December 31, 2005, are as follows.

NSAI Crude Oil Forecast Prices

Year	Brent Crude ($/bbl)	Antan Blend ($/bbl)	Brass River Blend ($/bbl)	Okwori Blend ($/bbl)
2006	56.48	53.26	57.33	57.72
2007	55.55	52.38	56.38	56.77
2008	50.88	47.98	51.64	52.00
2009	47.37	44.67	48.08	48.42
2010	45.20	42.62	45.88	46.19
2011	45.30	42.72	45.98	46.30
2012	45.94	43.33	46.63	46.96
2013	46.86	44.19	47.57	47.89
2014	47.80	45.08	48.52	48.85
2015	48.76	45.98	49.49	49.83
2016	49.74	46.90	50.48	50.83
2017	50.73	47.84	51.49	51.84

(14) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond December 31, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows.

	December 31, 2005($/bbl)
Brent Crude	59.17
Antan Blend	55.80
Brass River Blend	60.06
Okwori Blend	60.47

(15) Included in the Reserve Report is a capital investment of $126.4 million to be expended prior 2008 to eliminate gas flaring by constructing infrastructure to supply all produced gas for sale or re-injection.

(16) Abandonment costs have been estimated for the end of the economic producing life of each property.

(17) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts including Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NNDC levy, Education Tax and Tax Inversion Penalty. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and NNPC's share of Profit Oil.

(18) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $109.2 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

The following two tables set forth the undiscounted elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted)
as at December 31, 2005 Based on Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves	5,456	624	1,005	637	38	3,140	1,827	1,326
Proved Plus Probable	9,576	1,238	1,661	966	49	5,628	3,578	2,085
Proved Plus Probable Plus Possible	13,375	1,980	2,101	1,180	52	8,012	5,292	2,771

Total Future Net Revenue (Undiscounted)
as at December 31, 2005 Based on Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves	6,384	748	1,046	633	33	3,907	2,336	1,588
Proved Plus Probable	11,303	1,529	1,600	954	39	7,136	4,610	2,570
Proved Plus Probable Plus Possible	16,044	2,497	1,999	1,156	42	10,287	6,878	3,473

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted) as at December 31, 2005

Year	Forecast Prices and Costs: Proved	Forecast Prices and Costs: Proved Plus Probable	Forecast Prices and Costs: Proved Plus Probable Plus Possible	Constant Prices and Costs: Proved	Constant Prices and Costs: Proved Plus Probable	Constant Prices and Costs: Proved Plus Probable Plus Possible
	($million)					
2006	440.3	546.8	546.8	438.9	544.4	544.4
2007	167.7	263.5	298.7	165.9	259.8	293.8
2008	20.5	143.3	201.1	19.9	138.8	193.8
2009	7.2	10.8	123.1	6.8	10.1	115.2
2010	1.1	1.1	9.8	1	1	9
2011	--	--	--	--	--	--
2012	--	--	--	--	--	--
2013	--	--	--	--	--	--
2014	--	--	--	--	--	--
2015	--	--	--	--	--	--
2016	--	--	--	--	--	--
2017	--	--	--	--	--	--
2018	--	--	--	--	--	--
Total	636.8	965.5	1179.5	632.6	954.1	1156.2

Oil Wells

The following table sets forth the number and status of wells as at December 31, 2005 which are producing or shut-in and which the Corporation considers to be capable of production.

Property		Producing	Shut-in	Total
OML124	Adanga	17	2	19
	Ebughu+extensions	19	3	22
	Oron West and North Oron	8		8
	Akam	4	5	9
	Bogi	2		2
	Mimbo	2		2
	Ukpam	0	2	2
	Adanga North	0	1	1
OML124	Izombe	6	1	7
	Ossu	6		6
OPL90	Okwori	6		6
	Nda	1		1
TOTAL		71	14	85

All of the Corporation's producing or shut-in wells are located in Nigeria, and with the exception of OML124, are offshore.

Drilling History

The total number of exploratory, appraisal and development wells (excluding placement wells and unplanned sidetracks) within the properties which the Corporation drilled during its 2005 financial year.

	Gross	Net
Development		
Oil producers	11	11
Water injectors	=	=
Total Development	11	11
Total Exploratory	3	2
Total Appraisal	22	22
Total	**36**	**35**

Drilling Success — Net Wells

	2005	
Exploratory		
Successful	1	1
Unsuccessful	2	1
Appraisal		
Successful	18	18
Unsuccessful	4	4
Development		
Successful	11	11
Unsuccessful	:	:
Total		
Successful	**30**	**30**
Unsuccessful	**6**	**5**

Undeveloped Acreage and Seismic Database

The following table summarizes the undeveloped acreage and the proprietary seismic database in which the Corporation has an interest as at December 31, 2005.

	Undeveloped Acreage				3D Seismic		2D Seismic	
Property	Gross (acres)	Net (acres)	Gross (km²)	Net (km²)	Gross (km²)	Net (km²)	Gross (km)	Net (km)
OML123 and OML124	136,400	136,400	552	552	392	392	1,529	1,529
OPL90 and OPL225	323,500	323,500	1,309	1,309	467	467	2,120	2,120
Ngosso	117,100	70,300	474	284	–	–	1,536	922
Kiarsseny	1,345,000	571,600	5,443	2,313	2,643	1,123	18,750	7,969
Total	**1,922,000**	**1,101,800**	**7,778**	**4,458**	**3,502**	**1,982**	**23,935**	**12,540**

The Corporation's seismic database covers its developed and undeveloped acreage in Nigeria, after giving effect to the Corporation's relinquishment proposals and the Disputed Area in OML123.

Production Estimates

For Nigeria, the volume of production estimated for the first year reflected in the estimates of future net revenue disclosed under Items 2.1 and 2.2 of Form 51-101FI is 29,340,000 bbls for 2006.

Estimated production for the fields accounting for 20 percent or more for 2006:

Okwori: 7,832,000 bbls

Adanga: 7,667,000 bbls

Historical — Daily Production Volumes, Operating Netbacks and Capital Expenditures

The following tables set forth Addax Petroleum's daily production volumes, operating netbacks and capital expenditures for each quarter of its most recently completed financial year.

	Year Ended December 31, 2005				
	Q4	Q3	Q2	Q1	Total
Production (mbbls/d)					
Crude oil	74.8	74.3	62.3	49.3	65.3
Operating Netbacks ($/bbl)					
Revenue	54.92	60.10	48.23	44.48	52.81
Royalties	(10.29)	(8.96)	(8.28)	(8.64)	(9.14)
Lifting costs	(7.07)	(6.30)	(7.21)	(5.66)	(6.61)
Operating netback	37.56	45.84	32.74	30.18	37.08
Capital Expenditures ($million)					
Land and seismic	0.7	0.6	–	–	1.3
Drilling and completion	61.2	51.1	43.8	56.3	212.4
Facilities and equipment	25.1	50.9	24.8	36.3	137.1
Property acquisitions and disposals	-	–	–	–	–
Corporate acquisition	-	–	–	–	–
Other	18.4	2.9	4.2	5.2	30.7
Total	105.4	105.5	72.8	97.8	381.5

Reconciliation of Reserves

Reconciliation of Company Net Reserves by Principal Product Type, Constant Prices and Costs

FACTORS	LIGHT AND MEDIUM OIL		
	Net Proved (Mbbl)	Probable (Mbbl)	Net Proved and Probable (Mbbl)
Estimated reserves at September 30, 2005	100,459	74,722	175,181
Extensions	1,713	-60	1,653
Improved recoveries	0	0	0
Discoveries	0	0	0
Acquisitions	0	0	0
Dispositions	0	0	0
Economic factors	-21	241	220
Technical revisions	2,517	-1,794	723
Production	-5,845	0	-5,845
Estimated Reserves at End of Year	98,824	73,109	171,933

Reconciliation of Changes in Net Present Values of Future Net Revenue, Discounted at 10% Per Year, Proved Reserves, Constant Prices

PERIOD AND FACTOR	2005 (MM$)
Estimated Net Present Value After Tax of Future Net Revenue at beginning of Period (30/09/05)	1,378
Oil and Gas Sales During the Period, Net of Production Costs and Royalties	-174
Changes due to Prices	-242
Actual Development Costs During the Period	94
Changes in Future Development Costs	-66
Changes resulting from Extensions, Infill Drilling and Improved Recovery	51
Changes resulting from Discoveries	0
Changes resulting from Acquisitions of Reserves	0
Changes resulting from Dispositions of Reserves	0
Accretion of Discount	86
Other Significant Factors	0
Net Change in Income Taxes	85
Changes resulting from Technical Reserves Revisions Plus Effects of Timing	53
Estimated Future Net Revenue at End of Year	1,266

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation is unable to identify any important economic factors or

significant uncertainties that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Sales and Marketing

Historically, the Corporation has utilized the crude marketing services of its affiliate, ABV, to sell all of its crude oil. See "Interest of AOG in Material Transactions". The Corporation currently sells three blends of crude oil. For these three blends of crude, the table below sets forth the sales and marketing volumes, average realized prices and realized differential to Brent Crude for each of the preceding three years ended December 31, 2005.

Addax Petroleum Crude Oil Differential Premium/(Discount) to Brent Crude (Volume Weighted)(1)

	Year Ended December 31,		
	2005	2004	2003
Sales and Marketing Volumes (mmbbls)			
Antan Blend(2)	17.3	13.0	11.8
Brass River Blend	1.2	1.3	2.2
Okwori Blend	4.5	–	–
Dated Brent Crude Price ($/bbl)	54.38	38.22	28.84
Addax Petroleum Average Realized Prices ($/bbl)			
Antan Blend(2)	50.71	36.56	27.49
Brass River Blend	54.82	39.37	29.10
Okwori Blend	60.23	–	–
Premium/(Discount) to Brent Crude ($/bbl)(1)			
Antan Blend(2)	(3.84)	(1.88)	(1.27)
Brass River Blend	0.27	0.49	0.39
Okwori Blend	1.04	–	–

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

Future Commitments

The Corporation uses non-physical oil price hedging arrangements to protect its cash flow against near-term low prices while retaining the opportunity to benefit from high oil prices. Typically, the Corporation achieves this objective by hedging a portion of its crude oil production through the purchase of put options.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation does not expect to incur any abandonment or reclamation costs within the next three years.

DIVIDENDS

Addax Petroleum intends to establish a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter will depend on Addax Petroleum's earnings, financial requirements and other conditions existing which Addax Petroleum's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Credit Facility on the ability of APNV to pay dividends or other distributions to the Corporation. Subject to the factors described above, Addax Petroleum intends to pay its first quarterly dividend for the quarter ending June 30, 2006.

Under the agreement governing the Credit Facility, APNV is not permitted to pay a dividend or other distribution to the Corporation unless APNV is in compliance with a stipulated net worth test and no default exists under that agreement or would result from payment of the dividend or distribution. In addition, the agreement governing the Credit Facility limits the dividends or distributions that can be paid by APNV in any fiscal year to an amount which is equal to the lesser of (i) 33 per cent of APNV's net profit (as defined in that agreement) for its preceding fiscal year plus amounts which APNV could have paid out in dividends in previous years after 2003 but which were instead added to APNV's retained earnings, and (ii) 66 per cent of APNV's net profit for its preceding fiscal year. However, the lenders under the Credit Facility provided waivers permitting APNV to pay up to $120 million in dividends prior to closing of the IPO and permitting APNV to pay dividends or other distributions during fiscal 2006 equal to 50 per cent of APNV's net profit for the 2005 fiscal year.

In 2005, Addax Petroleum NV paid dividends totalling $85 million, and prior to the closing of the IPO, has paid an additional dividend of $50 million. Investors who purchase the Common Shares will not be entitled to receive any part of these dividends. APNV does not intend to declare any additional dividends in respect of the financial results for 2005. The amount of dividends paid historically by APNV as a private company is not indicative of the dividends that Addax Petroleum will pay in the future. Addax Petroleum can provide no assurances that it will declare and pay any dividends in the future.

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum, to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum remaining upon the liquidation of Addax Petroleum after the creditors of Addax Petroleum have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum prior to the issuance thereof. With respect to the payment of

dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Addax Petroleum Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

MARKET FOR SECURITIES

The Common Shares were listed for trading on the Toronto Stock Exchange on February 16, 2006 under the trading symbol "AXC". The following table sets forth the close, high and low trading prices and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for each of the periods indicated:

Dates (2006)	Total Volume	Common Share Price Trading Range High	Low
February 16 - 28	3,305,431	23.10	19.65
March 1 – 24	2,821,234	27.00	23.11

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the current directors and officers of Addax Petroleum and their current positions and offices with Addax Petroleum and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey(3)(5) *Toronto, Ontario*	64	Director, Chairman of the Board of Directors and Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	Chairman, Paradigm Capital Inc. Former Partner, Osler, Hoskin & Harcourt LLP. Director of Workbrain Corporation and former Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur *London, United Kingdom*	56	Chief Executive Officer and Director	2002(1)	Officer of APNV. Chief Executive Officer and Chairman of the Advisory Board of The Addax and Oryx Group Ltd. Non-Executive Chairman of AXMIN Inc.
Brian Anderson(3)(4) *Kowloon, Hong Kong*	62	Director and Chairman of the Technical and Reserves Committee	2005	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited.
James Davie(3)(5) *Toronto, Ontario*	62	Director	2005	Director of Brompton Group of Funds, Profico Energy Management Ltd., Range Royalty Management Ltd., Navigo Energy Inc. and Taylor Gas Management Ltd. Prior to July 2002, Managing Director of RBC Dominion Securities Inc.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Stephen Paul de Heinrich(3)(5) *Dully, Switzerland*	62	Director	2005	Independent Consultant Associate with Beldi & Cie S.A. Vice Chairman of Advisory Board of The Addax and Oryx Group, Ltd.
Gerry Macey(4)(5) *Calgary, Alberta*	60	Director	2005	Director of Verenex Energy Inc. and PanOrient Energy Corp. Prior thereto, from 2002 to March 2004, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and from 1999 to 2002, Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele(4) *Mississauga, Ontario*	54	Director	2005	Vice President, Oil and Gas, Capital Alliance Nigeria. Chairman of Subsurface Assets Management Co. and Formwork Ltd. Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Dorman Long Engineering Co., Sudelletra Nigeria Ltd. and AOG.
Wesley Twiss(3)(4) *Calgary, Alberta*	60	Director and Chairman of the Audit Committee	2005	Director and Audit Committee Chair of the Canadian Oil Sands Trust, Hydrogenics Corporation, Enbridge Income Fund, Keyera Facilities Income Fund and EPCOR.
James Pearce *Lagos, Nigeria*	56	Chief Operating Officer, Managing Director of Nigerian Operations	2005	Officer of APNV. General Manager of Deep Water Operations for Chevron Nigeria Ltd., Managing Director of Chevron Oil Congo.
Michael Ebsary(2) *Geneva, Switzerland*	44	Chief Financial Officer	1999	Officer of APNV. Director of AXMIN Inc. and Carpathian Gold Inc.
David Codd *Geneva, Switzerland*	52	Chief Legal Officer and Corporate Secretary	2005	Officer of APNV. Prior thereto, Chairman of Edco Oil & Gas Ltd. and Managing Director, Texaco Limited

Notes:

(1) Mr. Gandur has been an officer of APNV since 2002 and became a director and officer of Addax Petroleum in 2005.

(2) Mr. Ebsary has been an officer of APNV since 1999 and became an officer of Addax Petroleum in 2005.

(3) Member of the Audit Committee.

(4) Member of the Technical and Reserves Committee.

(5) Member of the Corporate Governance, Nominating and Compensation Committee.

The term of office of the directors of Addax Petroleum will expire at the next annual meeting of the shareholders to be held in June 2006.

The officers and directors of Addax Petroleum, as a group, do not beneficially own, directly or indirectly, any Common Shares. AOG will direct that up to 9.6 million Common Shares (representing up to eight per cent of AOG's current shareholdings) be issued to current and former directors, officers

and employees of Addax Petroleum in recognition of their contribution to the development of the Corporation's business.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

THE ADDAX AND ORYX GROUP LTD.

AOG may be considered to be a promoter of Addax Petroleum in that it took the initiative in founding the business of Addax Petroleum N.V. and incorporating and organizing Addax Petroleum. AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

To the best of the knowledge of the directors and officers of Addax Petroleum, as of the date of this AIF, AOG beneficially owns, directly or indirectly, and exercises control or direction over 117,000,100 Common Shares of Addax Petroleum representing approximately 83.5 per cent of the issued and outstanding Common Shares.

AOG holds a majority of the shares in the Corporation. It is the intention of AOG, post-IPO to hold an extraordinary meeting of its shareholders and to propose a reorganization of AOG that will give shareholders the ability to exchange their AOG shares for Common Shares held by AOG and other consideration. Following this transaction (if the exchange right is exercised by some AOG shareholders), the shareholding percentage of AOG in the Corporation will be reduced. AOG expects to continue to hold, at a minimum, a large minority stake in the Corporation after this reorganization, if it occurs.

LEGAL PROCEEDINGS

Addax Petroleum is not a party to nor are any of its properties subject to any material legal proceedings nor are any such proceedings known by Addax Petroleum to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF, none of the directors, officers or principal shareholders of Addax Petroleum, and no associate or affiliate of Addax Petroleum, respectively, has or has had any material interest in any transaction which materially affects Addax Petroleum.

Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited and Mr. Oladele is paid a fee of $9,000 per month.

There are potential conflicts of interest to which the directors and officers of Addax Petroleum will be subject in connection with the operations of Addax Petroleum. In particular, certain of the directors of Addax Petroleum are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Addax Petroleum or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Addax Petroleum. The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal office in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Addax Petroleum recognizes the importance of adhering to excellent corporate governance standards. Addax Petroleum has developed comprehensive corporate governance policies and

procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Board of Directors has adopted all of the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below.

Corporate Governance, Nominating and Compensation Committee

The purpose of the corporate governance committee is to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the monitoring and oversight of the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;
- considering nominees for the independent directors; and
- determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the directors.

Technical and Reserves Committee

The purpose of the reserves committee is to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;
- the public disclosure and filings relating to the Corporation's petroleum reserves and operations;
- the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and
- the monitoring of the operational performance of the Corporation.

Audit Committee

The purpose of the audit committee is to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

- the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;
- the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;
- the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;
- the adequacy of internal controls and accounting procedures of the Corporation and its subsidiaries; and
- the quality and integrity of consolidated financial statements of the Corporation.

The Corporation's Audit Committee consists of five outside and independent directors, Messrs. Twiss, Dey, Anderson, Davie and de Heinrich, all of whom are considered to be "financially literate". In considering criteria for the determination of financial literacy, the directors of the Corporation look at the ability to read and understand financial statements of a publicly traded corporation. The education and experience of each member of the Corporation's Audit Committee relevant to the performance of his responsibilities are as set forth below:

Wesley Twiss, Chair

Mr. Twiss is a Director of Addax Petroleum and Audit Committee Chair. Mr. Twiss is a corporate director with 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a director of Canadian Oil Sands Trust, Keyera Facilities Income Fund, Enbridge Income Fund, Hydrogenics Corporation and EPCOR. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master of Business Administration from the University of Western Ontario. Mr. Twiss is a recent graduate of the Directors Education Program, Corporate Governance College of the Institute of Corporate Directors.

Peter Dey

Mr. Dey is the Chairman of Addax Petroleum. Mr. Dey is also the Chairman of Paradigm Capital Inc. and a former partner of Osler, Hoskin & Harcourt LLP, a law firm specializing in corporate and securities law. From 1994 to 2001, he was Chairman of Morgan Stanley Canada Limited where he was responsible for the overall strategic direction of Morgan Stanley in Canada. Mr. Dey previously chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada which released a report entitled "*Where Were the Directors?*" in December 1994. From 1983 to 1985, Mr. Dey was the Chairman of the Ontario Securities Commission. Mr. Dey is the chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum established by the World Bank and the OECD. Mr. Dey is the vice-chairman of the Boardroom Advisory Panel established by the OECD. Mr. Dey has a Bachelor of Science from Queen's University, a Bachelor of Laws degree

from Dalhousie University and a Master of Laws degree from Harvard University. Mr. Dey is also a director of Workbrain Corporation.

Brian Anderson

Mr. Anderson is a Director of Addax Petroleum. Before retiring in 2000, Mr Anderson had a 34-year professional career, largely in the Royal Dutch/Shell Group of Companies. Mr. Anderson was appointed Managing Director of the Shell Petroleum Development Company and Chairman of Shell Nigeria in January 1994. His last assignment before retirement was three years based in Beijing as Chairman of the Shell Companies in North East Asia, principally involved in China and Hong Kong, but he also had overall responsibility for Shell's interests in Korea and Taiwan. Mr. Anderson is currently Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, a consulting company which he set up in 2000 to specialize in assisting companies mostly in Africa and China in the energy sector. Mr. Anderson was born in Nigeria and is a citizen of the United Kingdom and studied Metaliferous Mining Engineering at Cambourne in the United Kingdom followed by an MSc in Petroleum Reservoir Engineering at London University.

James Davie

Mr. Davie is a Director of Addax Petroleum. Mr. Davie has over 29 years of investment banking experience with RBC Dominion Securities Inc. before retiring in 2002. Mr. Davie held a number of senior positions at RBC Dominion Securities Inc. including Managing Director of Investment Banking and Head of Equity Capital Markets from 1987 to 1999. Mr. Davie has a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from Queen's University. Mr. Davie is also a director of Profico Energy Management Ltd., Range Royalty Management Ltd., Navigo Energy Inc., Taylor Gas Management Ltd. and the Brompton Group of Funds.

Stephen Paul de Heinrich

Mr. de Heinrich is a Director of Addax Petroleum. He has more than 30 years experience in trading and investment in Africa. He has been instrumental in organizing counter trading export pre-financing and syndicated financial transactions in several African countries. Mr. de Heinrich is now an independent consultant as well as an associate in Beldi & Cie S.A., a Geneva-based corporate finance house. He was a non-executive director of AOG from 1988 to 1991 and since then has been the Vice Chairman of its supervisory board. He has been chairman and a director of SAMAX Resources Limited and Carpathian Gold Limited, among other companies. Mr. de Heinrich is a citizen of both Canada and Hungary and has a degree in economics from McMaster University, Hamilton, Canada.

A description of the Audit Committee chair position is attached to this AIF as Schedule "C".

External Auditor Service Fees

The following summarizes the total fees paid to Deloitte & Touche LLP, the external auditor of the Corporation, for the year ended December 31, 2005:

Audit Fees

Total audit fees billed in 2004	$390,774
Total audit fees billed in 2005	$1,355,556

Audit-Related Fees

Total non audit service fees billed 2004	$265,636
Total non audit service fees billed 2005	$42,000

Tax Fees

Billed in 2004	$192,049
Billed in 2005	-

All Other Fees

None in 2004	-
Other Fees 2005	$96,155

MATERIAL CONTRACTS

Underwriting Agreement

On February 8, 2006, the Corporation, AOG and the Underwriters entered into the Underwriting Agreement in connection with the IPO. Subject to the terms and conditions of the Underwriting Agreement, Addax Petroleum agreed to issue and sell 21,000,000 Common Shares at a price of CDN$19.50 per Common Share to the Underwriters for a total consideration of CDN$409,500,000, and the Underwriters severally agreed to purchase such Common Shares. In consideration of the services provided in connection with the IPO, Addax Petroleum paid the Underwriters a fee of CDN$0.975 per Common Share.

In addition, and pursuant to the Underwriting Agreement, Addax Petroleum granted to the Underwriters the Over-Allotment Option to purchase up to an additional 2,100,000 Common Shares at a price of CDN$19.50 per Common Share to cover over-allotments, if any, and for market stabilization purposes.

Share Transfer Agreement

On February 10, 2006, Addax Petroleum and AMHBV entered into the Share Transfer Agreement under which Addax Petroleum acquired full legal and beneficial ownership of all of the outstanding shares of Addax Petroleum N.V. In consideration for the transfer of ownership of Addax Petroleum N.V. to Addax Petroleum, the AOG subsidiary received the equivalent of 120,000,000 Common Shares, with such consideration satisfied by a combination of 117,000,000 Common Shares and cash in the amount of CDN$55,575,000. The number of Common Shares received by the AOG subsidiary under the Share Transfer Agreement was determined by dividing the cash component to be received by AMHBV by the Net Offering Price and subtracting the resulting quotient from 120,000,000. The effect of this manner of determining such consideration was to ensure that the AOG subsidiary receives the same Net Offering Price per share as the Corporation

and AOG negotiated with the Underwriters for the purposes of the IPO. The terms and conditions of the Common Shares received by AMHBV were the same as the terms and conditions of the Common Shares offered pursuant to the IPO.

Non-Competition Agreement

On February 8, 2006, the Corporation and AOG entered into the Non-Competition Agreement under which AOG agreed with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or

- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed company, which engages in the above prescribed activities.

INTERESTS OF EXPERTS

The Corporation's audited financial statements for the year ended December 31, 2005 have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, given on their authority as experts in auditing and accounting. Deloitte & Touche LLP is independent of the Corporation within the context of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Netherland, Sewell & Associates, Inc. has certified a report with respect to NI 51-101 oil and gas reserves. Netherland, Sewell & Associates, Inc. does not hold any securities of the Corporation nor will a director, officer or employee of Netherland, Sewell & Associates, Inc. be elected, appointed or employed by the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Corporation's website at www.addaxpetroleum.com and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Additional financial information is provided in the Corporation's financial statements and related annual management's discussion and analysis for the year ended December 31, 2005.

Additional information, including directors' and officers' remuneration and indebtedness and principal holders of the Corporation's securities will be contained in the Corporation's forthcoming management information circular.

SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR
FORM 51-101F2

To the Board of Directors of Addax Petroleum Corporation:

1. We have evaluated Addax Petroleum Corporation's (the "**Corporation**") reserves data as at December 31, 2005. The reserves data consists of the following:

   (a) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated forecast net revenue (before deduction of taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as at December 31, 2005 and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's management/Board of Directors:

Oil Reserves and Future Net Revenues
Based on Forecast Prices and Costs
as at December 31, 2005

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved												
Developed Producing	73.1	64.8	2,572	2,371	2,205	2,066	1,947	1,354	1,264	1,187	1,122	1,065
Developed Non-Producing	6.9	6.3	229	197	173	153	138	120	104	92	82	74
Undeveloped	28.6	25.7	339	245	171	112	64	-148	-175	-197	-213	-226
Total Proved	108.6	96.8	3,140	2,813	2,549	2,331	2,149	1,326	1,193	1,083	991	913
Probable	88.1	75.0	2,488	1,993	1,634	1,366	1,161	759	614	505	422	358
Total Proved plus Probable	196.7	172.0	5,628	4,806	4,183	3,697	3,310	2,085	1,806	1,588	1,413	1,271
Possible	82	66	2,384	1,881	1,513	1,238	1,028	686	539	432	351	290
Total Proved plus Probable plus Possible	278.7	238.4	8,012	6,688	5,696	4,935	4,338	2,771	2,346	2,019	1,764	1,561

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.

Executed as to our report referred to above.

NETHERLAND, SEWELL & ASSOCIATES, INC.
4500 Thanksgiving Tower
1601 Elm Street
Dallas, Texas
75201-4754

(Signed) FREDERIC D. SEWELL
Netherland, Sewell & Associates, Inc.

Dated: March 28, 2006

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
FORM 51-101F3

Management of Addax Petroleum Corporation (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is being filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has:

(c) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

(Signed) BRIAN ANDERSON
Director

(Signed) GERRY MACEY
Director

Dated: March 28, 2006

SCHEDULE "C"
AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHAIR
POSITION DESCRIPTION

The Chair ("**Chair**") of the Audit Committee ("**Committee**") of Addax Petroleum Corporation (the "**Company**") has the responsibility and specific duties described below.

Appointment

The Chair will be a duly elected member of the Board of Directors ("**Board**") and be appointed by the Board as the Committee Chair each year, The Chair will be independent under applicable law and will have the competencies and skills determined by the Corporate Governance and Nominating Committee ("**CGN Committee**") and the Board.

Responsibility

The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Charter.

Specific Duties

The Chair will:

Leadership

1. Provide overall leadership to enhance the effectiveness of the Committee.

2. Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

Ethics

3. Foster ethical and responsible decision-making by the Committee and its individual members.

Committee Governance

4. Provide effective Committee leadership, overseeing all aspects of the Committee's direction and administration in fulfilling the terms of its Charter.

5. With the CGN Committee, oversee the structure, composition, membership and activities delegated to the Committee.

6. With the CGN Committee, ensure that the Committee is composed entirely of independent directors under applicable law.

Committee Meetings

7. Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

8. With the Board Chair, other Committee members, the Corporate Secretary, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

9. Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Committee Chair is not present, the Committee members present will choose a Committee member to chair the meeting.

10. Ensure sufficient time during Committee meetings to fully discuss agenda items.

11. Encourage Committee members to ask questions and express viewpoints during meetings.

12. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

13. Ensure that the Committee meets in separate, regularly scheduled, non-management, closed sessions with the internal auditor and the independent auditors.

14. Ensure that the Committee meets in separate, regularly scheduled, non-management, in camera sessions.

15. Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

Committee Reporting

16. Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

17. Ensure that Committee materials are available to any Director on request.

Committee Management Relationships

18. Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from Management to fulfill the Committee Charter.

19. Facilitate effective communication between Committee members and Management, both inside and outside of Committee meetings.

20. Have an effective working relationship with members of Management.

Evaluations

21. Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other Directors and appropriate members of Management.

Advisors/Resources

22. Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

23. Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

Other

24. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

25. To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Corporate Secretary, who will report any amendments to the CGN Committee at its next meeting.

26. Once or more annually, as the CGN Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

Addax Petroleum N.V.

Consolidated Financial Statements

As at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005

AUDITORS' REPORT

To the Shareholder of
Addax Petroleum N.V.

We have audited the consolidated balance sheets of Addax Petroleum N.V. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

March 20, 2006
Calgary, Alberta

(signed) "Deloitte & Touche LLP"
Chartered Accountants

ADDAX PETROLEUM N .V.
CONSOLIDATED BALANCE SHEETS
(US $000's)

	December 31, 2005	December 31, 2004
ASSETS		
Current		
Cash and cash equivalents	6,708	3,882
Accounts receivable (notes 11 and 17)	134,033	65,758
Inventories (note 10)	62,753	16,797
Prepaid expenses	15,506	14,036
	219,000	**100,473**
Future income taxes (note 9)	155,884	15,990
Deferred financing charges	4,763	2,750
Property, plant and equipment (note 3)	487,023	497,682
	647,670	**516,422**
	866,670	**616,895**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current		
Accounts payable and accrued liabilities	160,113	143,307
Income taxes and royalties payable (note 9)	203,626	121,056
Deferred revenue	1,280	2,530
	365,019	**266,893**
Asset retirement obligations (note 4)	25,266	12,268
Future income taxes (note 9)	93,093	88,549
Other long-term liabilities (note 14)	4,909	6,872
Long-term debt (note 5)	80,000	65,000
	203,268	**172,689**
Commitments and contingencies (notes 15 and 16)		
Shareholder's equity		
Share capital (note 6)	20,010	20,010
Retained earnings	278,373	157,303
	298,383	**177,313**
	866,670	**616,895**

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:

Signed: "L.E. Hanst"
Managing Director

Signed: "A.E. Steward"
Managing Director

ADDAX PETROLEUM N .V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US $000's, except per share amounts)

	Year ended December 31,		
	2005	**2004**	**2003**
REVENUE			
Petroleum sales (note 17)	1,219,128	524,093	381,848
Royalties	(211,005)	(103,391)	(67,145)
Net sales	1,008,123	420,702	314,703
Other income	5,032	1,793	1,669
Total net revenue	**1,013,155**	**422,495**	**316,372**
EXPENSES			
Operating	152,704	87,536	76,772
General and administrative	32,831	18,178	15,032
Interest on long-term debt (note 5)	3,638	1,722	1,556
Other interest and finance charges	1,279	520	5,542
Depletion, depreciation and accretion (notes 3 and 4)	170,298	77,225	61,272
Impairment of property, plant and equipment	3,162	3,818	4,479
Foreign exchange loss	204	389	(1,349)
Total expenses	**364,116**	**189,388**	**163,304**
Income before provision for income taxes	**649,039**	**233,107**	**153,068**
Provision for income taxes			
Current (note 9)	(349,057)	(140,419)	(101,711)
Future (note 9)	(93,912)	(30,064)	(25,656)
	(442,969)	(170,483)	(127,367)
Non-controlling Interest	-	-	(2,361)
Net income	**206,070**	**62,624**	**23,340**
Earnings per share, basic and diluted (note 7)	$3.43	$1.04	$0.39

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(US $000's)

	Year ended December 31,		
	2005	**2004**	**2003**
Retained earnings, beginning of period	157,303	123,679	100,339
Net income for the period	206,070	62,624	23,340
Dividends	(85,000)	(29,000)	-
Retained earnings, end of period	**278,373**	**157,303**	**123,679**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM N .V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $000's)

	Year ended December 31,		
	2005	**2004**	**2003**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**206,070**	**62,624**	**23,340**
Items not affecting cash (note 12)	262,119	108,413	95,244
	468,189	**171,037**	**118,584**
Changes in non-cash working capital (note 12)	(10,369)	55,802	100,778
	457,820	**226,839**	**219,362**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment (note 3)	(381,494)	(314,215)	(154,141)
Purchase of non controlling interest (note 3)	-	-	(21,000)
	(381,494)	**(314,215)**	**(175,141)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long term debt	125,000	65,000	-
Repayment of long term debt	(110,000)	-	(25,000)
Debt issue costs	(3,500)	(2,750)	-
Dividends paid	(85,000)	(27,000)	(6,000)
	(73,500)	**35,250**	**(31,000)**
Net increase (decrease) in cash and cash equivalents	**2,826**	**(52,126)**	**13,221**
Cash and cash equivalents, beginning of period	3,882	56,008	42,787
Cash and cash equivalents, end of period	**6,708**	**3,882**	**56,008**

See accompanying notes to the consolidated financial statements

Addax Petroleum N.V.

Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

1. GENERAL

Addax Petroleum N.V. ("Addax") was incorporated on August 27, 1999 and is a registered Netherlands Antilles corporation. Addax is a wholly-owned subsidiary of The Addax and Oryx Group Ltd. ("AOG"). Addax and its subsidiaries (collectively, the "Company") are involved in the exploration, appraisal, development and production of crude oil and natural gas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles. Subsidiaries are consolidated from the date on which control is transferred to the Company and ceases on the date on which control is transferred out of the Company.

Inter-company balances and transactions, including inter-company profits and unrealized profits and losses are eliminated.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The amount recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil and natural gas reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Property, plant and equipment

The Company follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are initially capitalized on a country by country cost centre basis.

Capitalized costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive and non-productive wells, acquiring and developing oil and natural gas reserves in place, and financing and administrative costs directly attributable to specific new exploration and development projects until the necessary facilities are completed and ready for use.

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 percent or more.

The costs related to each cost centre are depleted on a unit-of-production basis based on the Company's share of gross estimated proven reserves, before royalties, as estimated by Company and compared to the results of the independent reservoir engineers. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

Property, plant and equipment other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

The Company assesses the carrying amount of its oil and natural properties for impairment annually or as circumstances dictate. An impairment is deemed to exist when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company's proved oil and natural gas reserves. In such situations, the impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with the Company's proved and probable oil and natural gas reserves. The discount rate used is the Company's risk free interest rate. Any impairment loss is charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are expensed during the period.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying value of the related asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The liability is subsequently adjusted for the passage of time, which is recognized as accretion expense and included in depletion, depreciation and

accretion in the consolidated statement of operations. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Interests in joint ventures

The consolidated financial statements include only the Company's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

The Company's reporting currency is the United States ("US") dollar as the majority of its transactions are denominated in this currency.

Transactions in foreign currencies are recorded at rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

The Company follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Company earns Capital Investment Allowances ("CIAs") on capital expenditures in Nigeria. The future income tax benefits arising from CIAs are recorded when the CIAs are earned and reduce the carrying amount of property, plant and equipment. CIAs are charged to future income tax in the statement of operations as the tax benefits are realized.

Revenue recognition

Oil and natural gas sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of the Company's operations are conducted under production sharing contracts ("PSCs") with foreign governments. Under the PSCs, the Company and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for the Company to recover these costs in accordance with a formula based on monthly production volumes ("Cost Recovery Oil") and to receive a share of production in excess of the Cost Recovery Oil ("Profit Oil"). Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

The Company may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

Comparative figures

Certain figures provided for prior years have been reclassified to confirm to the presentation adopted in 2005.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. PROPERTY, PLANT AND EQUIPMENT

	December 31,	
	2005	2004
Oil and natural gas properties	890,914	730,691
Accumulated depletion	(407,644)	(234,702)
	483,270	495,989
Corporate assets	7,289	4,648
Accumulated depreciation	(3,536)	(2,955)
	3,753	1,693
Balance	**487,023**	**497,682**

Included in property, plant and equipment are capitalized loan costs of $8.3 million (2004: $0.6 million)

Property, plant and equipment by cost centre is as follows:

	December 31,	
Cost Centre	2005	2004
Nigeria	468,289	485,802
Cameroon	5,401	3,321
Gabon	9,580	6,866
Other corporate assets	3,753	1,693
Balance, end of period	**487,023**	**497,682**

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	December 31,	
	2005	2004
Unproved properties		
Cameroon	5,401	3,321
Gabon	9,580	6,866
Major development projects		
Nigeria	-	184,686
	14,981	**194,873**

4. ASSET RETIRMENT OBLIGATIONS

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

The asset retirement obligation movements are as follows:

	December 31,	
	2005	2004
Balance, beginning of period	12,268	11,953
Asset retirement obligations incurred	10,912	-
Revisions of previous estimates	-	(698)
Accretion expense	2,086	1,013
Balance, end of period	25,266	12,268

5. LONG-TERM DEBT

Debt financing is provided through a syndicated $300 million senior secured reducing revolving credit facility (the "Facility"). The Facility expires on December 31, 2008. The borrowing base is re-determined semi-annually based on an independent engineer's evaluation of the Company's oil and natural gas reserves, subject to the approval of the syndicate.

The amounts drawn under the Facility bear interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization of the Facility on the first day of the interest period. The Facility is secured by debentures given by the Company, assignment of the Company's principal contracts, a pledge over the bank accounts and share pledges of the Company's principal subsidiaries.

At December 31, 2005, the amount outstanding under the Facility was $80 million (December 31, 2004 - $65 million).

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

6. SHARE CAPITAL

	December 31,	
	2005	2004
Authorized: unlimited number of common shares		
Issued and outstanding		
60,030,000 common shares	20,010	20,010

In 2004, the issued and outstanding common shares were converted on a three-for-one basis.

7. EARNINGS PER SHARE

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period, being 60,030,000 for all periods presented. There are no potentially dilutive shares for all periods presented.

8. PENSION PLANS

The Company has two pension plans.

The employees of Addax Petroleum Development (Nigeria) Ltd. ("APDNL"), a wholly-owned subsidiary of Addax, have a defined benefit plan (the "Nigerian Plan") in which the assets are held in a separate trustee administered fund. The employees of the Geneva branch of Addax Petroleum Services Ltd., a wholly owned subsidiary of the Company, have a defined benefit plan (the "Swiss Plan") complying with the legal requirements of Switzerland in which the assets are held and administered in a separate insurance company. These pension plans are funded by payments by each relevant company, taking into account the respective legal requirements.

The pension costs are accounted for using the projected benefits method whereby the costs are amortized over the service life of the employees in accordance with the advice of qualified actuaries.

For Nigerian staff, there is also a gratuity plan funded by APDNL. The plan provides employees who retire at age 60 and who have at least 10 years continuous service with a lump sum payment of 5% of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. The projected benefits method has been used to calculate the liability.
Information relating to the Company's defined benefit pension plans is shown in the following tables:

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Benefit plan expense

	December 31,			
	Swiss Plan		Nigerian Plan	
	2005	2004	2005	2004
Employer current service cost	(1,662)	(1,003)	(456)	(467)
Interest cost	(280)	(299)	(746)	(588)
Expected return on plan assets	239	211	681	440
Net actuarial gain (loss)	-	(851)	(476)	(1,023)
Net benefit (expense)	(1,703)	(1,942)	(997)	(1,638)

Financial status of defined benefit plan

	December 31,			
	Swiss Plan		Nigerian Plan	
	2005	2004	2005	2004
Accrued benefit obligation	(10,060)	(9,454)	(7,313)	(6,343)
Fair value of plan assets	9,028	7,417	7,408	4,602
Funded status – plan (deficit)/surplus	(1,032)	(2,037)	95	(1,741)

Reconciliation of Plan Assets

	December 31,			
	Swiss Plan		Nigerian Plan	
	2005	2004	2005	2004
Fair value at January 1	7,417	7,095	4,602	3,228
Contributions	2,467	531	2,798	1,383
Benefits paid	28	(778)	(691)	(597)
Actual return on plan assets	313	(34)	698	213
Exchange gain (loss)	(1,197)	603	1	375
Fair value at December 31	9,028	7,417	7,408	4,602

Reconciliation of accrued benefit obligation — December 31,

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

	Swiss Plan		Nigerian Plan	
	2005	**2004**	**2005**	**2004**
Accrued benefit obligation at January 1	9,454	7,542	6,343	4,565
Current service costs	1,662	1,003	456	467
Interest cost	280	299	746	588
Benefits paid	28	(778)	(691)	(597)
Actuarial (gain) loss	78	607	495	796
Exchange (gain) loss	(1,442)	781	(36)	524
Accrued benefit obligation at December 31	10,060	9,454	7,313	6,343

Principal actuarial assumptions used to determine pension obligations are shown below:

	December 31,	
	2005	**2004**
Discount rate		
Swiss plan	3.25%	4.00%
Nigerian plan	20.00%	12.00%
Expected long-term rate of return on assets		
Swiss plan	3.00%	3.00%
Nigerian plan	12.00%	5.00%
Future salary increases		
Swiss plan	3.50%	2.50%
Nigerian plan	9.00%	9.00%

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

9. INCOME TAXES

The majority of the Company's taxable operations are located in Nigeria under PSCs with the Nigerian government. The deemed income tax rate in the Nigerian PSCs is 60%. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

	Year ended December 31,		
	2005	2004	2003
Income before provision for income taxes	649,039	233,107	153,068
Tax at 60%	389,423	139,864	91,841
Adjustments to income taxes:			
Non deductible costs	71,105	47,115	33,020
Non taxable revenues	(486)	(2,518)	(1,905)
Enhanced tax allowances	(29,507)	2,193	-
Adjustments in respect of prior years	-	4,643	4,067
Tax allowances not recoverable	9,600	(22,064)	-
Deduction for countries with lower tax rates	2,834	1,250	344
Provision for income taxes	**442,969**	**170,483**	**127,367**

Components of future income taxes

	December 31,	
The net future tax liability is as follows:	2005	2004
Differences between tax base and reported amounts of depreciable and depletable assets	107,135	107,414
Other	(14,042)	(18,865)
Future income tax liabilities	**93,093**	**88,549**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Future income tax assets are as follows:	December 31, 2005	December 31, 2004
Differences between tax base and reported amounts of depreciable and depletable assets	133,596	15,990
Other	22,288	-
Future income tax assets	**155,884**	**15,990**

10. INVENTORIES

	December 31, 2005	December 31, 2004
Oil products	19,269	1,709
Materials and supplies	43,484	15,088
	62,753	**16,797**

11. FINANCIAL INSTRUMENTS

Market risk

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. The Company uses derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk and credit risk. These principles include guidelines on the use of derivative financial instruments.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

a) Commodity price risk

It is the intention of the Company to cover commodity-pricing exposure in order to safeguard a minimum cash income. The option contracts run for 12 months or less. At December 31, 2005, the Company had the following crude oil derivative contract outstanding:

	Put option
Maturity	March 31, 2006
Volume	27.4 mbbls/d
Average price	$21.00 per barrel

The estimated fair value is disclosed in section (e) below.

b) Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Swiss francs (or "CHF") and the Nigerian naira against the US dollar. The Company uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2005, the Company entered into foreign exchange forward contracts to purchase CHF 18,000,000 for $14,311,988 for the year ending December 31, 2006. These forward contracts fix the exchange rate used to convert a portion of the Company's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes. Estimated fair values on these contracts at period end are disclosed in section (e) below.

c) Interest rate risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations.

To manage this risk in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge cash outflows related to interest obligations.

These contracts have not been designated as hedges for accounting purposes and expired in August 2005.

d) Credit risk

Concentrations of credit risk with respect to accounts receivable are limited due to the high portion of amounts due from related parties. Of the Company's significant individual accounts receivable at December 31, 2005, approximately 82% was due from one related party customer (December 2004 – 59%). Historical experience has indicated no problem in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in the Company's accounts receivable, beyond amounts provided for in doubtful accounts.

e) Liquidity risk

The following table sets out the estimated fair values of purchased derivative financial instruments recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

	December 31, 2005
Currency forwards	571
Oil options	-
Interest rate swaps	-

The fair values of other financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other long-term liabilities approximate their carrying values due to the short term to maturity of these items. The fair value of long-term debt approximates its carrying value as it is subject to a floating market rate of interest.

Addax Petroleum N.V.

Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

12. CASH FLOWS

(a) Items not affecting cash

	Year ended December 31,		
	2005	2004	2003
Future income taxes	93,912	30,064	25,656
Non-controlling interest	-	-	2,361
Depletion and depreciation	173,460	81,043	64,975
Change in fair value of derivatives	(170)	(1,021)	(287)
Other items, including foreign exchange	(5,083)	(1,673)	2,539
Total items not affecting cash	**262,119**	**108,413**	**95,244**

(b) Changes in non-cash working capital

	Year ended December 31,		
	2005	2004	2003
Accounts receivable	(68,275)	(26,507)	1,209
Prepaid expenses	(1,470)	(5,951)	13,451
Inventories	(38,750)	(1,150)	2,566
Other current assets	-	2,000	(2,000)
Accounts payable and accrued liabilities	16,806	96,379	45,654
Tax and royalties payable	82,570	(11,078)	39,898
Deferred revenue	(1,250)	(3,064)	-
Other long-term liabilities	0	5,173	-
Changes in non-cash working capital	**(10,369)**	**55,802**	**100,778**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

(c) Other cash flow information

	Year ended December 31,		
Year ended December 31,	2005	2004	2003
Interest paid	(9,991)	(756)	(508)
Income taxes paid	(8,305)	(36,889)	(61,813)

13. INVESTMENT IN JOINT VENTURE

The Company is the operator of an unincorporated 60% joint venture in Cameroon and has an unincorporated joint venture interest of 47.5% in Gabon. Included in the consolidated financial statements are the following items that represent the Company's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	December 31,	
	2005	2004
Non-current assets	14,982	10,390
Current assets	6,749	2,832
Non-current liabilities	-	-
Current liabilities	(40,683)	(21,263)
Net liabilities	(18,952)	(4,222)
Income	-	-
Expenses	10,915	-

14. OTHER LONG-TERM LIABILITES

	December 31,	
	2005	2004
Pension liabilities	937	3,778
Other liabilities	3,972	3,094
	4,909	**6,872**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

15. COMMITMENTS

Future total commitments relating to Floating Production, Storage and Offloading vessel ("FPSO") leases and exploration and development activities, after December 31, 2005 are as follows:

2006	352,865
2007	78,929
2008	92,098
2009	45,858
2010	34,556
Thereafter	117,017
Total	**721,323**

Included in the above table are commitments for the hire of three FPSO vessels ranging from one to eight years.

In addition to the above, the Company has the following work commitments:

> Under the Cameroon concession contract there is a first phase work commitment of $22 million over a three year period, commencing on April 19, 2004, being the date of issuance of the Exploration Authorization by the Cameroon government. The Company has the right to extend the exploration period by an additional two phases of two years each. These additional phases have additional work commitments.

16. CONTINGENCIES

Given the nature of the business, the Company is exposed to the possibility of environmental damage arising from its exploration, development and production activities. The Company is responsible for any liabilities arising from such events and has developed a series of strict operating procedures to protect the environment.

Various legal actions arising in the normal course of business have been commenced in Nigeria against the Company. It is the view of management that most of these actions are without any foundation and the Company has provided $300,000 as its best estimate of losses under these actions.

The Company is liable to pay early termination penalties on its FPSO lease contracts. As at December 31, 2005, the maximum contingent liability arising from early termination of these contracts amounted to $188.6 million.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

The Company's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax liability. In addition, notices have been filed objecting certain issues. While the results of these items cannot be ascertained at this time, it is believed that there is an adequate accrual for income taxes based on available information.

17. RELATED PARTY TRANSACTIONS

The following transactions took place between the Company and AOG and its other subsidiary companies:

	December 31,		
	2005	2004	2003
Sales to Addax B.V	693,856	371,444	386,613
Charges:			
Addax Bunkering Services	(7,625)	(10,406)	-
AOG Advisory Services Ltd, London	(2,244)	(2,309)	-
AOG	(500)	(500)	(3,860)
Addax B.V.	(4,692)	(1,067)	-
Other items	(275)	(1,141)	(1,894)
Interest and related charges	-	-	(47)

The sales to Addax B.V., the sole marketer of the Company's crude oil (net of NNPC liftings), were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for the Company's bunkering operations. Other items include charges from Addax Limited for the refund of services paid on behalf of the Company. Addax BV and Addax Limited are subsidiaries of AOG.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	December 31,	
	2005	2004
Addax BV	109,694	38,936
AOG	281	100
Other	(2,943)	9,736

18. EVENTS SUBSEQUENT TO DECEMBER 31, 2005

Addax Petroleum Corporation ("APC"), a Canadian corporation, was established in 2005. In the first quarter of 2006, APC became the direct parent company of the Company.

On February 16, 2006, APC was listed on the Toronto Stock Exchange by way of an Initial Public Offering ("IPO"). Pursuant to the IPO, APC raised $355.1 million (CDN$409.5 million) of which:

- $17.6 million (CDN$20.5 million) was used to pay expenses related to the IPO; and
- $48.2 million (CDN$55.6 million) and 117,000,000 common shares of APC were given to acquire all of the issued and outstanding common shares of Addax Petroleum NV previously held by AOG.

On February 24, 2006, an over-allotment option held by the underwriters was exercised yielding net proceeds of $33.7 million (CDN$38.9 million) (gross proceeds totaled $35.5 million (CDN$41.0 million)).

Total net proceeds from the IPO, the over-allotment option and the share purchase amounted to $322.9 million (CDN$372.4 million).

In March of 2006, APC has entered into three PSC's with the Joint Development Authority (JDA). The JDA administers the Joint Development Zone (JDZ) between Nigeria and Sao Tome e Principe. The three blocks awarded were JDZ 4 (APC as operator with a share of 33%), JDZ 3 (APC non-operated share of 15%) and JDZ 2 (APC non-operated share of 14.33%). The initial commitments are for JDZ 4: $23.4 million signature bonus, and a minimum work commitment including carry costs of $45.0 million, for JDZ 3 a $2.0 million signature bonus and a minimum work commitment including carry costs of $15 million and for JDZ 2 a $8.3 million signature bonus and a minimum work commitment including carry costs of $12.9 million.

ADDAX
PETROLEUM

Addax Petroleum Corporation

Management's Discussion and Analysis

For the year ended December 31, 2005

INDEX

MANAGEMENT'S DISCUSSION AND ANALYSIS

Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of Addax Petroleum Corporation (the "IPO").

On February 16, 2006 Addax Petroleum Corporation completed its initial public offering of 21 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an Over-Allotment Option granted to the Underwriters by Addax Petroleum Corporation in connection with the IPO.

The aggregate gross proceeds from the issuance of common shares pursuant to the IPO and exercise of the Over-Allotment Option was CDN$ 450,450,000. Prior to the completion of the IPO Addax Petroleum Corporation acquired all of the issued and outstanding common shares of Addax Petroleum N.V. from Addax Mining Holdings B.V. for cash consideration of CDN$ 55,575,000 and 117,000,000 common shares of Addax Petroleum Corporation. As AOG controlled both Addax Petroleum Corporation and Addax Petroleum N.V. the acquisition transaction occurred between entities under common control and will be accounted in the books of Addax Petroleum Corporation as a continuity of interests. Under this form of purchase accounting, Addax Petroleum Corporation is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition Addax Petroleum Corporation's financial statements presented for comparison purposes will be restated to reflect the financial position and the results of operations as if Addax Petroleum Corporation and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

Additional information relating to Addax Petroleum Corporation, including Addax Petroleum Corporation's Annual Information Form, can be found on SEDAR at www.sedar.com.

The following Management's Discussion and Analysis of Addax Petroleum N.V. (the "Company") should be read in conjunction with the Company's consolidated financial statements and related notes thereto. The consolidated financial statements presented herein are those of Addax Petroleum N.V. and its subsidiaries.

This discussion and analysis contains forward-looking statements that are subject to known and unknown risks and uncertainties. The Company's actual results and the timing of events could differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including those discussed in Addax Petroleum Corporation's Annual Information Form, particularly under the headings "Forward Looking Statements" and "Risk Factors".

The Company defines "cash flow from operations" or "CFFO" as net cash from operating activities before changes in non-cash working capital. CFFO is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, CFFO is a useful measure as it demonstrates the Company's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that this measure should not be construed as an alternative to net income determined in

accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For the purpose of the following discussion and analysis, figures expressed on a per barrel basis are derived using sales volumes rather than production.

As at December 31, 2004, the Company was not required to report its reserves in accordance with National Instrument 51-101; as such, any 2003 and 2004 reserves information set out herein may not be directly comparable to the 2005 reserves information disclosed in the following discussion and analysis.

There are no off balance sheet transactions.

Except as otherwise indicated, certain defined words and terms used herein have the meaning set forth in the Corporation's Annual Information Form dated March 28, 2006.

This MD&A is dated March 28, 2006.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

bbls.........	barrels
bbls/d	barrels per day
mbbls	thousands of barrels
mmbbls ..	millions of barrels
mmboe	millions of barrels of oil equivalent
mbbls/d ..	thousands of barrels per day
mmbbls/d	millions of barrels per day
boe/d	barrels of oil equivalent per day
mboe/d ...	thousands of barrels of oil equivalent per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
tcf	trillion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
bcf/d	billion cubic feet per day

Currency

$	United States dollars
CDN$	Canadian dollars
N	Nigerian naira
CHF	Swiss francs

OVERVIEW

The Company is an international oil and gas exploration and production company focused on Africa and the Middle East. It has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. The Company currently has 11 producing fields, and has increased its crude oil production from an average of 8,800 bbls/d for 1998 to 65,277 bbls/d for 2005 and an average of 79,461 bbls/d for December 2005. As at December 31, 2005, the Company had estimated proved reserves of 108.6 mmbbls and estimated proved and probable reserves of 196.7 mmbbls.

The Company is the largest independent oil producer in Nigeria and operates all four of its 100 per cent owned Nigerian properties, which account for all of its oil production. OML123 is located in shallow water and produces the majority of the Company's Crude oil, a medium to light quality crude called the Antan Blend. OML124 is located onshore and produces light quality crude oil called the Brass River Blend. OPL90 is located offshore in medium depth water and produces light quality crude oil called the Okwori Blend, and OPL225 is an offshore exploration property located in medium depth water adjacent to OPL90.

The Company performs its oil activities in Nigeria through two Production Sharing Contracts with Nigerian National Petroleum Corporation (NNPC). Under each Nigerian Production Sharing Contract, the Company bears the development and exploration risk for the properties and funds all operating expenses and capital expenditures. In return, the Company is entitled to recover these costs and expenditures based on a production sharing formula after commercial discoveries are made and production begins and after the payment of royalties and production taxes. The Company shares with NNPC the oil remaining after the payment of royalties, costs and expenditures and production taxes on a sliding scale based on monthly production under each Nigerian Production Sharing Contract. All of the crude oil produced from the Company's operations is sold on an arm's length basis to ABV, a wholly owned subsidiary of AOG, under the terms of the Crude Oil Supply Agreements.

In addition to Nigeria, the Company is active in Cameroon, where it has a 60 per cent interest in the Ngosso Property, an offshore exploration property operated by the Company, and Gabon, where it has a 42.5 per cent interest in the Kiarsseny Property, an offshore exploration property operated by Tullow Oil.

The Company is also pursuing a number of new venture opportunities in the Middle East and Africa, primarily relating to the Taq Taq Property in Iraq and the Okwok Property in Nigeria.

Material Factors Affecting the Corporation's Results of Operations and Financial Condition

Management believes that the following factors have had, and will continue to have, a material effect on the Company's results of operations and financial condition.

Oil Prices

The Company's results of operations are influenced significantly by crude oil prices. Crude oil prices have been volatile in the past and are likely to continue to be volatile in the

future. Prices for oil are based on world supply and demand and a number of other factors, including government regulation, social and political conditions and the weather.

The prices for oil produced by the Company are related to the price of Brent Crude oil in the world markets. Brent Crude prices have increased from an average price of $28.84 per barrel in 2003 to an average price of $38.22 per barrel in 2004 and to an average price of $54.38 per barrel in 2005. This increase reflects, among other things, an increase in world-wide demand, particularly in the United States and Asia, heightened geopolitical uncertainty in many areas of the world and supply concerns in the Middle East and other key producing regions. For the month of October, 2005, the average price per barrel rose to $58.61, as supply concerns arose following hurricanes Katrina and Rita and their adverse effect on crude oil production in the US Gulf Coast region. For 2005, approximately 72 per cent of the Company's crude oil production was Antan Blend, which sold at an average discount to Brent Crude of approximately seven per cent in 2005 and approximately six per cent in 2004. Prices for Antan Blend have increased to an average of $50.71 per barrel for 2005 from $36.56 per barrel for the same period in 2004.

The increase in oil prices has had a significant positive impact on the Company's net revenue, CFFO and net income, particularly in 2004 and 2005.

Production and Reserves

The Company's revenues and net income also depend on its production levels and its ability to replace its reserves. The Company has historically increased production by employing advanced and proven technologies to increase production in mature fields, drilling additional wells on its existing properties and acquiring and developing additional properties. The Company had 196.7 mmbbls of proved and probable reserves as at December 31, 2005. The Company increased production by 64 per cent to an average of 65.3 mbbls/d for 2005 from an average of 39.9 mbbls/d for 2004. The increased production was due mainly to the Okwori Property and the Nda field test well in OPL90 coming on-stream in March 2005 and 6 new wells coming on-stream in OML123.

Operating Expenses and Capital Costs

Operating expenses are the costs of producing oil and consist of items such as labour, floating production storage and offloading vessel (FPSO) leasing obligations, supplies, maintenance, repairs and utilities. The Company maintained an average operating expense of $6.61 per barrel for 2005 from $6.06 per barrel for the same period in 2004. Operating expenses increased in large part because of the costs associated with development at the Okwori Property. Operating expenses relating to the Okwori Property have averaged $6.88 per barrel during its start up phase in 2005. Production from the Okwori Property is still increasing and operating costs are expected to decline on a per barrel basis as the field reaches full production.

Capital costs are capitalized and expensed to the income statement and include engineering studies, seismic acquisition, drilling of exploration, appraisal and development wells, the acquisition of leases and facilities costs. Facilities costs include the construction and installation of platforms and the purchase and installation of pipelines. All costs prior to the first lifting are capitalized. The costs of drilling rig and supply boat day rates increased significantly during 2005.

Taxes

Taxes paid in Nigeria pursuant to the Production Sharing Contracts (PSC) vary materially based upon, among other factors, world oil prices and capital expenditures of the Corporation. The percentage of revenues that the Company pays as Tax Oil decreases during periods of lower oil prices and increases during periods of higher oil prices. Tax Oil thus serves as a partial hedge against changes in the price of oil.

The Nigerian Production Sharing Contracts are also designed to stimulate capital investment in the Nigerian oil industry. Certain capital expenditures are recoverable as capital allowances prior to the calculation of Tax Oil and therefore have the effect of reducing taxes otherwise payable under the Nigerian Production Sharing Contracts at a rate of 60 per cent. However, in the event that deductions for capital allowances and capital investment allowances reduce the taxes otherwise payable to zero, a 15 per cent tax charge is applied to the taxable amount prior to deduction of certain capital allowances and capital investment allowances.

In 2005, the Corporation was taxed at the 15 per cent tax rate in relation to the OPL90/225 PSC. As at December 31, 2005, the Corporation had $120.6 million of unutilized capital investment allowance relating to OPL90 and OPL225. In addition, $55.2 million of costs incurred by a prior operator were available for recovery as Cost Oil. $44.2 million of these costs have been allocated to operating expenses and utilized, while the balance of $11.0 million has been allocated to capital costs. The Company expects to become subject to the standard tax rate of 60 per cent under the OPL90/225 PSC, if and when it utilizes its capital allowances and capital investment allowances. The Company's 2006 budget assumes that the 60 per cent rate would apply to OPL90/225.

Economic Sensitivities

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production, operating costs and taxes for the OPL90/225 PSC would have had on Addax Petroleum's net income for 2005, had these changes occurred on January 1, 2005. These calculations are based on business conditions, production and sales volumes existing for 2005. The 1,000 bbls/d increase has been allocated evenly to OML123, OML124 and OPL90 once initial production from OPL90 commenced in March 2005. Prior to March 2005, production is assumed to come entirely from OML123 and OML124.

Factor	Change (+)	Net Income Impact ($million)	Net Income Impact ($/share)
Price received for crude oil	$1.00/bbl	8.8	0.15
Crude oil production..................................	1,000 bbls/d	7.0	0.12
Increase in operating costs	10%	(5.7)	(0.09)
Tax rate for OPL90/225 PSC	45% (15% to 60%)	(30.6)	(0.51)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not consider the relationships between the above factors.

Summary

The Corporation's production figures are reported gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period.

During the year ended December 31, 2005, the Corporation brought 13 new wells on-stream. The majority of these wells were in the Oron West, North Oron fields in OML123 and Okwori in OPL90. The Okwori Property and the Nda field test well in OPL90 came on-stream in March 2005. The addition of the new wells increased the Corporation's crude oil production by 63 per cent to 23.8 mmbbls for the year ended December 31, 2005 from 14.6 mmbbls in the same period in 2004. Average daily production for the year ended December 31, 2005 was 65.3 mbbls/d, representing an increase from the average daily production of 39.9 mbbls/d during the same period in 2004.

The Corporation's total crude oil production by property for the year ended December 31, 2005 was 17.2 mmbbls from OML123, 1.2 mmbbls from OML124, and 5.4 mmbbls from OPL90 (which commenced production in March 2005), as compared with 13.2 mmbls from OML123 and 1.4 mmbbls from OML124 for the same period in 2004.

Net income increased to $206.1 million for the year ended December 31, 2005 from 62.6 million for the same period in 2004. The following table summarizes the Corporation's results of operations for the year ended December 31, 2005 as compared to the same period in 2004 and 2003.

	2005	2004	2003	Change 2004 to 2005	Change 2003 to 2004	2005 (2)	2004 (2)	2003 (2)
	($ million)	($ million)	($ million)	(%)	(%)	($/bbl)	($/bbl)	($/bbl)
REVENUE								
Petroleum Sales	1'219.1	524.1	381.8	133%	37%	52.81	36.30	27.70
Royalties	(211.0)	(103.4)	(67.1)	104%	54%	-9.14	-7.16	-4.87
Net Sales	1'008.1	420.7	314.7	140%	34%	43.67	29.14	22.83
Other Income	5.0	1.8	1.7	178%	6%	0.22	0.12	0.12
Total Net Revenue	**1'013.1**	**422.5**	**316.4**	**140%**	**34%**	**43.88**	**29.26**	**22.95**
EXPENSES								
Operating	152.7	87.5	76.8	74%	14%	6.61	6.06	5.57
General and Administrative	32.8	18.2	15.0	81%	21%	1.42	1.26	1.09
Depletion, depreciation and accretion	170.3	77.2	61.3	121%	26%	7.38	5.35	4.44
Other (1)	8.3	6.5	10.2	28%	-36%	0.36	0.45	0.74
Total expenses	**364.1**	**189.4**	**163.3**	**92%**	**16%**	**15.77**	**13.12**	**11.85**
Income before provision for income taxes and non-controlling Interest	**649.0**	**233.1**	**153.1**	**178%**	**52%**	**28.11**	**16.14**	**11.10**
Provision for income taxes								
Current Taxes	(349.0)	(140.4)	(101.7)	149%	38%	-15.12	-9.73	-7.38
Future Taxes	(93.9)	(30.1)	(25.7)	212%	17%	-4.07	-2.08	-1.86
Non-controlling Interest	-	-	-2.4	-	-100%	-	-	-0.17
Net Income	**206.1**	**62.6**	**23.3**	**229%**	**169%**	**8.93**	**4.34**	**1.69**

Notes:

(1) Other includes interest on long term debt, other interest and finance charges, foreign exchange loss (gain) and impairment of property, plant and equipment.

(2) Figures expressed on a per barrel basis are derived using sales volumes rather than production volumes, and adjusted for overlifts.

SELECTED FINANCIAL INFORMATION

	2005	2004	2003
Revenue, before Royalties ($million)	1'219.1	524.1	381.8
Net Income ($million)	206.1	62.6	23.3
Per common share ($)	3.43	1.04	0.39
Cash Flow from Operations (million)	468.2	171.0	118.6
Per common share ($)	7.80	2.85	1.98
Capital expenditures, net of dispositions (million)	381.5	314.2	154.1
Net Income / Revenue	*17%*	*12%*	*6%*

Note: All per share amounts are calculated on the basis of 60,030,000 Common Shares of Addax Petroleum N.V.

The gross revenue increased by 133% from 2004 to 2005 from $524.1 million to $1,219.1 million. Net income increased by 229% from 2004 to 2005 from $62.6 million to $206.1 million. Cash flow from operations has increased by 174% from 2004 to 2005 from $171.0 million to $468.2 million.

The major reasons for the revenue increase in 2005 were the increased oil prices, first oil production from OPL90 and increased production from OML123.
These increases were partly offset by the increases in taxes, royalties, operating expenses, general and administrative expenses, depletion and other expenses.
Cash flow from operations has increased mainly due to increased income, partly offset by an increase in current taxes, operating expenses and general and administrative expenses.

SELECTED OPERATING INFORMATION

($/bbl) except daily production and sales in number of barrels	2005	2004	2003
Daily production	65'277	39'882	37'684
Daily sales (1)	63'250	39'450	37'770
Sales price (2)	52.81	36.30	27.70
Royalties	(9.14)	(7.16)	(4.87)
Operating expenses	(6.61)	(6.06)	(5.57)
Netback	**37.06**	**23.08**	**17.26**

Notes:
(1) Including any overlift adjustment
(2) Total petroleum sales divided by the number of barrels lifted

The volume of daily sales has increased significantly over the year (increase of 60% between 2004 and 2005 in comparison to an increase of 4% between 2003 and 2004). The 2005 daily sales volumes amounted to 63,250 bbls/d compared to 39,450 bbls/d in 2004.

This increase is mainly due to the significant increase in production from OPL90 which commenced production in March 2005 (5.4 mmbbls produced in 2005), and an increase in Antan production in 2005 compared to 2004 (17.2 mmbbls compared to 13.2 mmbbls). The first lifting from OPL90 occurred in June 2005.

The average sales price has also increased by 45% from $36.30 in 2004 to $52.81 in 2005. This is mainly due to the increase in the Dated Brent Benchmark Price by 42%.

The Royalties per barrel has increased by 28% in 2005 compared to 2004 due to higher revenues.

Operating expenses per barrel have increased by 9% in 2005 compared to 2004. This increase in 2005 is primarily due to OPL90 operating costs per barrel being high due to OPL90 not yet being at full production and the expensing of Taq Taq costs, with no production from Taq Taq.

As a result, the netback has increased by 61% from $23.08 per barrel to $37.06 per barrel (2003: $17.26 per barrel).

PRODUCTION

	2005		2004		2003	
	OML123-124	OPL90	OML123-124	OPL90	OML123-124	OPL90
Production (mbbl)	18'473	5'353	14'597	0	13'755	0
Daily Production (bbl)	50'612	14'665	39'882	0	37'684	0
Royalties (mbbl)	-3'592	-436	-2'789	0	-2'420	0
Daily Royalties (bbl)	-9'842	-1'194	-7'620	0	-6'631	0
Daily Production Net of Royalties (bbl)	**40'770**	**13'471**	**32'262**	**0**	**31'053**	**0**

The daily production before royalties has increased by 64% from 39,882 bbls/d to 65,277 bbls/d.

In OML123, the daily production before royalties has increased by 31% (12% in 2004) from 36,077 bbls/d to 47,127 bbls/d. In this block, 6 new wells are producing (3 in North Oron and 3 in Oron West).

In OML124, the daily production before royalties has decreased by 8% (30% in 2004) from 3,804 bbls/d to 3,485 bbls/d. Following a drilling campaign in 2002/2003 the production from OML124 has naturally declined. The decline rate in 2005 has been reduced compared to 2004 due to successful water handling debottlenecking and proactive well surveillance.

OPL90 commenced production in March 2005, and has an average production for the year of 14,665 bbls/d. At the year end, 7 wells were producing.

The split of the production has changed with the start of the production in OPL90. In 2004, the number of barrels produced in OML123 accounted for 90% of the total barrels produced,

the other 10% being from OML124. In 2005, the volume of barrels produced in OML123 accounts for 72%, the volume of barrels produced by OML124 accounts for 5% and the volume of barrels produced in OPL90 accounts for 23% of the total production for the year 2005. As OPL90 did not produce at full production for the year, this production mix will change again in 2006, with OPL90 percentage of total production increasing.

In OML123/124, the daily production net of royalties has increased by 26% (4% between 2003 and 2004) from 32,262 barrels to 40,770 barrels (31,053 barrels in 2003).

The increase of the daily production net of royalties is mainly related to the gross production in OPL90 (14,665 bbls/d in 2005 in comparison to nil in 2004). Due to large allowances for OPL90 in 2005, royalties are low compared to production levels.

CRUDE OIL PRICES

($/barrel)	2005	2004	2003
Average Dated Brent Benchmark Price	54.38	38.22	28.84
Antan [(2)]			
Average Discount [(1)]	(3.84)	(1.88)	(1.27)
Average Price (Full year)	50.71	36.56	27.49
Brass			
Average Premium [(1)]	0.27	0.49	0.39
Average Price (Full year)	54.82	39.37	29.10
Okwori			
Average Premium [(1)]	1.04	-	-
Average Price (June to December)	60.23	-	-

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The API gravity of the Antan Blend is dependent on the proportional mix of crudes at any time. Where future individual oil field developments have lower API gravities than the current API gravity of the Antan Blend, then the API gravity of the Antan Blend may be reduced at that time.

The Company currently produces and sells crude oil from 3 areas in Nigeria: Antan (OML123), Brass (OML124) and Okwori (OPL90). The selling price for each area is based on the Dated Brent Benchmark Price plus a premium or a discount which depends on the quality of the crude oil.

There has been an increase in Brent Crude prices over the last years. This increase reflects, among other things, an increase in world-wide demand, particularly in the United States and Asia, heightened geopolitical uncertainty in many areas of the world and supply concerns in the Middle East and other key producing regions. For the month of October 2005, the average

price per barrel rose to $58.61, as supply concerns arose following hurricanes Katrina and Rita and their adverse effect on crude oil production in the US Gulf Cost region.

The average Dated Brent Benchmark Price has increased from an average price of $38.22 per barrel ($28.84 in 2003) to an average price of $54.38 per barrel in 2005.

The crude oil lifted from Antan was sold with an average discount of $3.84 ($1.88 in 2004 and $1.27 in 2003). This accounts for an average discount of 7% in comparison to Brent Crude. As the price of the Brent Crude increases the Antan discount tends to increase. 75% of the barrels lifted in 2005 were from Antan (90% in 2004).

The average premium applied on the crude oil lifted from Brass has decreased by 45% from $0.49 in 2004 to $0.27 in 2005. 5% of the barrels lifted in 2005 were from Brass (10% in 2004).

The average premium applied on the crude oil lifted from Okwori is $1.04. The average price is $60.23 due to most of the liftings taking place in the second part of the year while the Brent Price was higher than the first half of the year. 20% of the barrels lifted in 2005 were from Okwori compared to nil in 2004. Okwori commenced trading at a discount to Brent, as it was a new crude stream.

PETROLEUM SALES

Petroleum sales are reported on the basis of production volumes sold gross of royalties and NNPC's share of Profit Oil and exclude any volumes held as inventory at the end of the period. Any overlifts are accounted for as deferred income on the balance sheet.

The table below summarizes the Petroleum Sales.

	OML123		OML124		OPL90		TOTAL	
$million	2005	2004	2005	2004	2005	2004	2005	2004
Petroleum Sales	875.8	471.0	69.7	53.1	273.6	0.0	1'219.1	524.1

The petroleum sales have increased by 133% between 2004 and 2005. The petroleum sales include the liftings from Antan, Brass and Okwori (since 2005).
The petroleum sales from Antan accounts for 72% of the total (2004: 90%), the petroleum sales from Brass accounts for 6% of the total (2004: 10%). The revenue from Okwori accounts for 22% (nil in 2004) of the total of revenue.

The increase of petroleum sales in Antan (86% between 2004 and 2005) from $471.0 million to $875.8 million is due mostly to the increase in prices but also with a significant increase in production. The impact of the increase in price is $252.2 million or 62% (77% in 2004) whereas the impact of the increase in production is $152.6 million or 38% (23% in 2004).

In Brass, the increase in petroleum sales by 31% from $53.1 million to $69.7 million is due to the increase in price offset by fewer barrels being lifted in 2005 compared to 2004.

In Okwori, the first liftings occurred in June 2005. The revenue of $273.6 million is fully generated by this new production.

Other income has increased by 178% from $1.8 million to $5.0 million. This mainly relates to third party income from the processing of crude oil. The income related to this service has increased by 157% from $1.4 million to $3.6 million and accounts for 71% of the total other income in 2005 (79% in 2004). The increase of the income related to this service is due to the renegotiation of the contract.

ROYALTIES

The following table summarizes the component parts of Royalties for the years ended December 31, 2005 and 2004.

	2005		2004		Change	2005		2004	
	OML123/124	OPL90	OML123/124	OPL90	OML 123/124	OML 123/124	OPL90	OML 123/124	OPL90
	($million)	($million)	($million)	($million)	(%)	($/bbl)	($/bbl)	($/bbl)	($/bbl)
Royalty Oil	(71.7)	(9.4)	(35.8)	-	100%	(3.87)	(2.07)	(2.48)	-
NDDC Levy	(8.1)	(6.3)	(11.8)	-	-31%	(0.44)	(1.39)	(0.82)	-
Education Tax	(12.8)	(2.3)	(6.3)	-	103%	(0.70)	(0.50)	(0.43)	-
NNPC's share of profit oil	(85.7)	(8.2)	(45.7)	-	88%	(4.62)	(1.81)	(3.17)	-
Cost Penalty Arrangement	(6.5)	-	(3.8)	-	71%	(0.35)	-	(0.26)	-
Total Royalties	(184.8)	(26.2)	(103.4)	-	79%	(9.96)	(5.77)	(7.16)	-

Note: Royalties are calculated in accordance with the applicable PSC.

Royalties are comprised of Nigerian National Petroleum Corporation (NNPC), Profit Oil, Education Tax, Royalty Oil, Niger Delta Development Corporation (NDDC) and the Cost Penalty Arrangement (CPA). Royalties are determined in accordance with the applicable PSC.

Royalty Oil is calculated on a sliding scale, on a field by field basis, as a percentage of revenues. Profit Oil represents NNPC's share of oil production after deducting Royalty Oil, Petroleum Profits Tax and Cost Oil and is calculated monthly as a percentage of the daily production. Education Tax is payable to the Nigerian Government and is calculated as 2% of taxable profit before capital allowances are deducted. NDDC levies are calculated as 3% of total budgeted expenditure for producing licenses. The Cost Penalty Arrangement is in place to encourage companies to control their operating costs. If daily production exceeds 50,000 bbls/d, the CPA is calculated as 25% of the costs above $5 per barrel. If the daily production per license is below 50,000 bbls/d, the CPA accounts for 25% of the costs above $7.5 per barrel.

The Royalties for the crude oil lifted from OML123 and OML124 have increased by 79% from $103.4 million ($7.16 per barrel) to $184.8 million ($9.96 per barrel). The Royalties for the crude oil lifted from Okwori are $26.2 million ($5.77 per barrel) compared to nil in 2004.

Royalty Oil from OML123 and OML124 increased by 100% from $35.8 million ($2.48 per barrel) in 2004 to $71.7 million ($3.87 per barrel) in 2005. Royalty Oil is levied on petroleum sales, with the percentage of Royalty Oil increasing with production. Royalty Oil has increased due to increased production and revenue in 2005 compared to 2004. OPL90 Royalty Oil for 2005 was $9.4 million ($2.07 per barrel) compared to nil in 2004.

NDDC levy has decreased 31% for OML123 and OML124 from $11.8 million in 2004 to $8.1 million in 2005. Included in 2004 is a $5.0 million accrual relating to a change in the basis on which the NDDC levy was calculated for 2002 to 2004, from the levy being based on actual expenditures to budgeted expenditures. Okwori NDDC levy for 2005 was $6.3 million ($1.39 per barrel), compared to nil in 2004. NDDC is levied once first lifting from a PSC is achieved, hence there was no NDDC levy in 2004.

Education Tax has increased by 103% in OML123/124 from $6.3 million in 2004 ($0.43 per barrel) to $12.8 million ($0.70 per barrel in 2005). In OPL90, Education Tax was $2.3 million in 2005 ($0.50 per barrel) compared to nil in 2004. Education Tax has increased in 2005 compared to 2004 due to the increased taxable profit from OML123/124 due to increased revenue, and the commencement of production from OPL90.

Profit Oil in OML123/124 has increased by 88% from $45.7 million in 2004 ($3.17 per barrel) to $85.7 million ($4.62 per barrel) in 2005. The increase is due to the increase of revenues in OML123 and OML124. Profit Oil in OPL90 has been calculated for the first time this year and accounts for $8.2 million ($1.81 per barrel).

The Cost Penalty Arrangement was incurred on OML123 and OML124 in 2005 due to annual daily production exceeding 50,000 bbls/d for the first time and therefore the threshold for the CPA was reduced from $7.50 per barrel to $5.00 per barrel. The total penalty accounts for $6.5 million ($0.35 per barrel) in 2005. The charge in 2004 relates to the 2000 accounts. For OPL90, the cost in 2005 was below $7.5 and therefore, no CPA was due. It is anticipated that CPA will be levied on OML123/124 in 2006, but not for OPL90.

OPERATING EXPENSES

	2005	2004	2003
Operating Expenses ($million)	152.7	87.5	76.8
$/bbl lifted	6.61	6.06	5.57
$/bbl lifted in OML123-124	6.29	5.98	6.14
$/bbl lifted in OPL90	6.18		

The operating expenses as presented above include costs relating to OML123/124 and for OPL90 (which commenced production in 2005) and Taq Taq.

There is a continuing upward pressure on operating costs due to high demand for oil services. The Company continues to mitigate this upward pressure through a number of methods such as using competitive bidding procedures and awarding long term contracts, but with crude oil continuing at its historic highs, continual upward cost pressure is expected.

The total of operating costs has increased by 74%, from $87.5 million in 2004 to $152.7 million in 2005.

The operating costs in OML123/124 have increased by 35% ($30.2 million) from $86.4 million to $116.6 million and from $5.98 per barrel in 2004 to $6.29 per barrel in 2005.

For OML123/124, the increase in operating costs is mainly due to the use of a temporary production unit (TPU). This temporary facility is currently being used while work is being done on the Adanga platform so as to increase production throughput. The cost of the TPU has increased by $8.8 million from $5.6 million in 2004 to $14.4 million in 2005. The TPU was put in place in August 2004, and thus only 4 months of costs have been charged to operating costs in 2004 compared to a full year in 2005.

Other significant increases between 2004 and 2005 relate to: an increase in employee costs and benefits of $5.8 million due to the recruitment of 20 additional professionals in Nigeria to support ongoing operations and increased development in the Okwori field; an increase in production maintenance work of $3.4 million as a result of increased gas injection and water injection maintenance and pigging costs; an increase of $3.4 million in onshore pipeline tariffs due to the renegotiation of a new tariff rate; and a $1.8 million increase in legal and professional fees resulting from an out of court settlement and increased legal costs.

For OPL90 total operating costs were $28.5 million and the main operating cost is the cost related to the FPSO ($26.5 million). There were no operating costs for OPL90 in 2004.

Also included in operating expenses are costs related to the Taq Taq field in Iraq. Total operating costs incurred in 2005 are $7.6 million compared to nil in 2004, which include $2.1 million for seismic data acquisition. There were no revenues for Taq Taq. The capital expenditure and operating costs relating to Taq Taq are currently charged to operating expenses pending finalization of the Company's rights to the license.

GENERAL AND ADMINISTRATIVE EXPENSES

$million except per bbl amounts				Delta	
	2005	2004	2003	05-04	04-03
New Venture Costs - Nigeria	6.8	-	-	100%	0%
New Venture Costs - Other	9.5	5.3	3.1	79%	71%
IPO	3.9	2.5	-	54%	-100%
Corporate	12.6	10.4	11.9	22%	-13%
G&A Expenses	32.8	18.2	15.0	80%	21%
G&A Expenses ($/bbl)	1.42	1.26	1.09	13%	15%

General and administrative charges relate to corporate costs, initial public offering (IPO) costs and new venture activities. These costs are not tax deductible for Nigerian tax purposes.

General and administrative expenses have increased by 80% between 2004 and 2005 from $18.2 million to $32.8 million. The main increase relates to New Venture Costs in 2005 which were $16.3 million, compared to $5.3 million in 2004. The Company has significantly increased its new venture activity in 2005, including formation of a new venture team in Nigeria. In the New Ventures Costs – Other is a $3.0 million write-off of farm-in costs relating to a block in Cameroon. The Company decided not to exercise the farm-in option.

Included in the $6.8 million of Nigeria New Venture Costs is $4.5 million for seismic for JDZ4.

The Company has incurred $3.9 million in general and administration costs in 2005 ($2.5 million in 2004) in preparation for its IPO.

Corporate costs have increased by 22% to $12.6 million in 2005 compared to $10.4 million in 2004. The main reason for the increase is additional employees within commercial and finance departments in the Geneva office working specifically on corporate activities.

INTEREST ON LONG TERM DEBT

($million except per bbl amounts)	2005	2004	2003
Long Term Debt (million)	80.0	65.0	0.0
Interest (million)	3.6	1.7	1.6
Interest per barrel ($/bbls)	0.16	0.12	0.12

Debt interest increased to $3.6 million in 2005 up from $1.7 million in 2004 as a result of a significant increase in borrowings during the year and an increase in the average effective borrowing rate for the year from 7.02% in 2004 to 7.85% in 2005.

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit of production basis with the cost pool to which it relates.

OTHER INTEREST AND FINANCE CHARGES

$million except per bbl amounts	2005	2004	2003	Change 2004 to 2005	Change 2003 to 2004
Other interest	1.3	0.5	5.5	146%	-91%
Other interest by barrel ($/bbls)	0.06	0.04	0.40	54%	-91%

Included in other interest and finance charges are gains and losses related to various financial instruments and bank charges paid by the Company during the year.

The Company utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are not used for trading or speculative purposes. The Board of Directors provides principles for overall risk management as well as policies covering specific areas related to each category of financial instrument.

The Company enters into commodity price contracts to cover pricing exposure in order to safeguard a minimum cash income. Gains or losses on these contracts are included in other interest and finance charges.

The Company enters into interest rate swap agreements to manage its fixed and floating interest mix on its long term debt obligations in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Gains or losses on interest rate swap contracts are included in other interest and finance charges.

The Company enters into foreign exchange forward contracts to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. These contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	2005 ($million)	2004 ($million)	2003 ($million)	2005 ($/bbl)	2004 ($/bbl)	2003 ($/bbl)
OML123-124	113.9	73.8	62.7	6.14	5.11	4.55
OPL90	48.9	0.0	0.0	10.77	-	-
Other	5.4	2.4	(1.9)	-	-	-
Accretion	2.1	1.0	0.5	-	-	-
TOTAL	170.3	77.2	61.3	7.38	5.35	4.44

The 2005 DD&A charges include $48.9 million for OPL90 which commenced production in March 2005. The OML 123/124 DD&A charge has increased by 54% from $73.8 million in 2004 ($5.11 per barrel) to $113.9 million in 2005 ($6.14 per barrel). This is mainly due to increased production ($22.4 million increase). An increase in the unit of production rate ($7.8 million increase) used to calculate depreciation accounts for the additional increase. The increase in the unit production rate results from new developments in OML 123 which has higher unit development costs.

IMPAIRMENT OF PRODUCTION, PLANT AND EQUIPMENT

	2005	2004	2003
Impairment of PPE (million)	3.2	3.8	4.5
Cost per barrel ($/barrel)	0.14	0.26	0.32

In 2005, the second well drilled on Kiarsseny in Gabon was found to not be commercial ($3.2 million). As a consequence, the costs incurred for this well were written off. In 2004, the impairment relates to the first well in the Kiarsseny Gabon license.

CURRENT INCOME TAXES

	2005 (million)	2004 (million)	2003 (million)	2005 $/bbl	2004 $/bbl	2003 $/bbl
Current Income Taxes	**349.1**	**140.4**	**101.7**	**15.12**	**9.73**	**7.38**
OML123/124	336.0	139.5	101.7	18.12	9.66	7.38
OPL90	10.2	-	-	2.25	-	-
Other	2.9	0.9	-	-	-	-

The total current income taxes have increased by $208.7 million (49%) from $140.4 million in 2004 to $349.1 million.

The increase is mainly related to the increase of the income tax for OML123/124. This has increased from $139.5 million to $336.0 million between 2004 and 2005 being an increase of 141%. The increase is directly related to the higher income in 2005 which is 133% higher than in 2004.

Due to the development of Okwori, OPL90/225 had $133.8 million of petroleum investment allowances to offset against current income taxes. The effect of this was to reduce the tax rate for OPL90/225 to 15% in 2005, giving a current income tax of $10.2 million (nil in 2004). It is anticipated that the current tax in 2006 will be greater than in 2005.

The "other taxes" represent the local income tax paid by the Geneva branch of Addax Petroleum Services, a subsidiary of Addax Petroleum N.V. and the tax paid on the 2005 dividends in the Netherlands Antilles.

FUTURE INCOME TAXES

	2005 (million)	2004 (million)	2003 (million)	2005 $/bbl	2004 $/bbl	2003 $/bbl
Future Income Taxes	**93.9**	**30.1**	**25.7**	**4.07**	**2.08**	**1.86**
OML123/124	32.9	30.1	25.7	1.77	2.08	1.86
OPL90	61.0	-	-	13.43	-	-

Future income taxes increased by 212% to $93.9 million in 2005 from $30.1 million in 2004. This increase is primarily due to a future tax liability of $45.0 million due to the usage of capital investment allowances, and the reversal of a future tax asset totalling $15.9 million for the OPL 90/225 PSC for 2005 compared to nil in 2004. Future income taxes for OML 123/124 in 2005 were $32.9 million compared to $30.1 million in 2004.

CAPITAL EXPENDITURES

($ million)	2005	2004	2003
OML123/124			
Drilling	101.3	77.3	76.2
Facilities	35.7	48.0	47.4
Other	15.1	9.8	14.6
Sub Total	**152.1**	**135.1**	**138.2**
OPL90/225			
Exploration		21.6	0.5
Okwori development	136.0	133.3	7.6
Nda development	62.9		
Nda extended well test	8.5	4.9	
Other	2.9	5.6	
Sub Total	**210.3**	**165.4**	**8.1**
Cameroon	2.1	0.7	3.5
Gabon *	5.9	10.7	
Other **	11.1	2.3	4.3
Total	**381.5**	**314.2**	**154.1**

* KME1 well expensed
** Including $8.3 million capitalized interest
Note: the total excludes the abandonment provision of $10.9 million in OPL90

There is a continuing upward pressure on capital expenditures due to high demand for oil services especially for drilling rigs. The Company continues to mitigate this upward pressure such as using competitive bidding procedures awarding long term contracts, but with crude oil continuing at its historic highs, continual upward cost pressure is expected.

Total capital expenditures have increased by 21% from $314.2 million in 2004 to $381.5 million in 2005.

For 2005, total capital expenditures on OML123 and OML124 were $152.1 million compared to $135.1 million in 2004, including drilling costs of $101.3 million comprising of $13.9 million for two exploration wells and $87.4 million for 23 appraisal and development wells on OML123. Facilities costs on OML123 and OML124 were $35.7 million, which included $21.8 million for the OML123 FPSO replacement, $6.7 million for redevelopment of the Adanga Platform, $6.0 million for the Adanga North extended well test and $2.8 million for development of the Oron Platform. OML124 oil facilities expenditure was $1.2 million. Other capital expenditures on OML123 and OML124 included capitalized studies of $6.4 million and $4.7 million of office capital expenditure.

For 2005, total capital expenditures on OPL90 and OPL225 were $210.3 million. Capital expenditures on OPL90 included $71.4 million for the appraisal and initial development of the Nda field and $136.0 million for development, facilities and drilling costs on the Okwori Property. The other costs of $2.9 million are primarily capitalized studies.

Total capital expenditures of $5.9 million in Gabon for 2005 primarily related to the second exploration well, geological and geophysical studies and the acquisition of seismic data. Total capital expenditures of $2.1 million in Cameroon for 2005 related to geological and geophysical studies and mobilisation fees for the 3D seismic data acquisition.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company's principal source of liquidity has been cash generated from operating activities which has been supplemented as necessary by credit facilities to meet increased capital expenditures, primarily for the development of the Okwori Property in OPL90. The Company has not experienced seasonal variations in its cash flows. Currently, the Company generates all of its cash from operating activities of its Nigerian subsidiaries. Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria on the ability of the Company's Nigerian subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to the Company by its Nigerian subsidiaries.

The Company held total cash and cash equivalents of $6.7 million as at December 31, 2005.

APNV has a senior secured revolving credit facility with BNP Paribas as Mandated Lead Arranger and Standard Bank as Lead Arranger with a borrowing base of $300.0 million. This facility expires on December 31, 2008. The borrowing base was initially set at $100.0 million, and is re-determined semi-annually based on NSAI's evaluation of the Company's oil and gas reserves, subject to the approval of the majority lenders. As at December 31, 2005, $80.0 million was drawn on the credit facility.

The credit facility bears interest at floating rates linked to LIBOR plus a margin determined in relation to the percentage of utilization on the first day of the interest period. The credit facility is secured by debentures given by APNV and Addax Petroleum Overseas Ltd., assignment by way of security of the principal contracts including the Crude Oil Supply Agreements, a pledge over the bank accounts and share pledges of APNV's principal subsidiaries. The credit facility is for funding Nigerian capital expenditures.

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

	2005	2004	2003
		Year Ended December 31,	
		($million)	
Net Cash Inflows (outflows) before movements in working capital			
Cash flow from operations	468.2	171.0	118.6
Net cash flow used in investing activities	(381.5)	(314.2)	(175.2)
Net cash from (used in) financing activities	(73.5)	35.3	(31.0)
Net increase in cash and cash equivalents	13.2	(107.9)	(87.6)
(Increase) decrease in working capital	(10.4)	55.8	100.8
Increase (decrease) in cash and cash equivalents	2.8	(52.1)	13.2
Cash and cash equivalents at end of year	6.7	3.9	56.0

Cash Flow from Operations

Cash flow from operations was $468.2 million for 2005, compared to $171.0 million in 2004, representing an increase of $297.2 million. The increase resulted from the increase in income before income taxes of $415.9 million, due to the Okwori Property in OPL90 coming on-stream in 2005 (at a low effective tax rate), and higher production from OML123/124 in 2005. Additionally, there were increases in non-cash items with the operating activities, specifically an increase of $156.3 million relating to depreciation and future taxes. This was offset by an increase in current taxes of $208.7 million.

Net Cash Flow Used in Investing Activities

Net cash used in investing activities consists principally of the purchase of property, plant and equipment, and intangible assets. Net cash used in investing activities was $381.5 million for 2005 compared to $314.2 million for 2004, representing an increase of $67.3 million. This increase is due largely to capital expenditures on OPL90 for the development of the Okwori Property and the Nda field of $207.4 million in 2005 and $133.3 million for 2004. Property, plant and equipment expenditures on OML123 and OML124 increased in 2005 by $16.9 million to $152.1 million in 2005 from $135.1 million in 2004.

Net Cash From (Used in) Financing Activities

Net cash used in financing activities was $(73.5) million for 2005 compared to a cash inflow of $35.3 million in 2004. Drawdowns of $125.0 million were made for 2005 as compared to $65.0 million for 2004. Dividends paid increased to $85.0 million in 2005 from $27.0 million for 2004. The Company repaid debt of $110.0 million in 2005 (2004 — nil) and paid borrowing fees of $3.5 million in 2005 (2004 — $2.7 million).

COMMITMENTS

The table below sets forth information relating to the Company's contractual obligations and commercial commitments as at December 31, 2005.

Contractual Obligations and Commercial Commitments	Within One Year	From 1 to 5 years	More than 5 years	Total
		($million)		
Long Term Debt	–	80.0	–	80.0
Operating Leases[1]	68.7	244.7	117.0	430.4
Purchase Obligations[2]	157.5	–	–	157.5
Other Long Term Obligations[3]	126.7	6.8	–	133.5
Total	**352.9**	**331.5**	**117.0**	**801.4**

Notes:

(1) Operating leases are the leases of FPSO's and the TPU.

(2) Consists principally of the purchase of flowlines and pipelines and wellheads in OPL90 and OPL225, and pipelines related to the replacement FPSO in OML123 and OML124.

(3) Consists principally of obligations related to two long term rig charters.

SUBSEQUENT EVENTS

Addax Petroleum Corporation, a Canadian corporation, was established in 2005. In the first quarter of 2006, APC became the direct parent company of the Company.

On February 16, 2006, APC was listed on the Toronto Stock Exchange by way of an initial public offering ("IPO"). Pursuant to the IPO, APC raised $355.1 million (CDN$ 409.5 million) of which:

- $17.6 million (CDN$ 20.5 million) was used to pay expenses related to the IPO; and
- $48.2 million (CDN$ 55.6 million) and 117,000,000 common shares of APC were given to acquire all of the issued and outstanding common shares of Addax Petroleum NV previously held by AOG.

On February 24, 2006, an Over-Allotment Option granted to the Underwriters by APC was exercised yielding net proceeds of $33.7 million (CDN$ 38.9 million) (gross proceeds totalled $35.5 million (CDN$ 41.0 million)).

Total net proceeds from the IPO and Over-Allotment Option amounted to $322.9 million (CDN$ 372.4 million).

In March of 2006, APC entered into three PSC's with the Joint Development Authority (JDA). The JDA administers the Joint Development Zone (JDZ) between Nigeria and Sao

Tome e Principe. The three blocks awarded were JDZ 4 (APC as operator with a share of 33%), JDZ 3 (APC non-operated share of 15%) and JDZ 2 (APC non-operated share of 14.33%). The initial commitments are for JDZ 4; $23.4 million signature bonus, and a minimum work commitment including carry costs of $45.0 million, for JDZ 3 a $2.0 million signature bonus and a minimum work commitment including carry costs of $15 million and for JDZ 2 a $8.3 million signature bonus and a minimum work commitment including carry costs of $12.9 million.

OIL AND NATURAL GAS RESERVES

Proved and Probable Oil Reserves are classified in accordance with the guidelines as stipulated in the Canadian Oil and Gas Evaluation Handbook (COGEH). The reserves in the table below are specified as those reserves which are anticipated to be commercially recoverable from known accumulations from a specified date forward. The reserves shown in the below table are based upon the working interest of Addax Petroleum in the applicable PSC's for the stated licences. These PSC's do not legally transfer title to the reserves in the ground to Addax Petroleum. The interests in both PSC's in Nigeria are held through subsidiaries. The reserves as at December 31, 2004 were not prepared in accordance with National Instrument 51-101 and are not COGEH compliant; therefore only the closing balance as at December 31, 2005 is disclosed. In addition to the oil reserves, a substantial amount of gas resources are available in the Nigerian licences. Total gas resources are 1.6 tcf (245 mmboe). Plans to make gas commercially available onshore as well as offshore are being negotiated.

	Nigeria OMLs 123/124	Nigeria OPLs 90/225	Total
Working interest on 31 December 2005	100%	100%	
Oil (million barrels)			
Proved Reserves			
Reserves, December 31 2005	**84.6**	**24.0**	**108.6**
Proved and probable reserves			
Reserves, December 31 2005	**156.7**	**40.0**	**196.7**

Using Reserves for Calculating DD&A

The costs of oil and natural gas properties are depleted on a unit-of-production basis, based on the Company's share of gross estimated proved reserves. The proved reserves utilized to compute the DD&A for the fourth quarter was the internal estimate of proved reserves at September 2005 less the fourth quarter production, giving a proved reserve estimate of 98.3 million barrels. The Company's year end 2005 proved reserve estimate is 105.6 million barrels, being 7% higher than the estimate used for calculating the fourth quarter 2005 DD&A. NSAI's estimate for proved reserves at the end of 2005 is 108.6 million barrels.

RISKS AND UNCERTAINTIES

The Company is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out the Company's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties to contracts.

The Company uses a variety of means to help minimize these risks. The Company maintains a comprehensive insurance program to reduce risk to an acceptable level and to protect it against significant losses. Operational control is enhanced by focusing efforts on large core regions with high working interests and by assuming operatorship of all key facilities. Sales of crude oil are aimed at various markets to ensure that undue exposure to any one market does not exist. Financial instruments are utilised to help ensure targets are met to manage commodity prices, foreign currency rates and interest rate exposure. The Company minimizes credit risks by entering into sales contracts and financial derivatives with only high rated entities and financial institutions. In addition, the Company reviews its exposure to individual companies on a regular basis, and where appropriate ensures that parental guarantees or letters of credit are in place to minimise the impact in the event of default.

The Company's current position with respect to its financial instruments is detailed in note 11 to the consolidated financial statements. The arrangements and policies concerning the Company's financial instruments are under constant review and may change depending upon prevailing market conditions.

The Company's capital structure mix is also monitored on a continual basis to ensure that it optimizes flexibility, minimizes cost and offers the greatest opportunity for growth. This includes the determination of a reasonable level of debt and any interest rate exposure risk that may exist.

Addax Petroleum has direct responsibility for Health, Safety and Environment (HSE) in its Nigerian and Cameroonian properties. The Company has implemented HSE policies in respect of its operations. These HSE policies are an important part of the responsibilities of the Company's managers and significantly influence the operations of the Company.

The Company requires all employees and contractors to comply with HSE policies. The HSE policies are codified in the Company's HSE manual, which define individual HSE responsibilities and suggests ways to promote and support a safe and healthy environment. The Company circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. In Nigeria, the Company has a dedicated HSE department that focuses on accident prevention, monitors operational compliance with the HSE policies and advises management on statutory and industry requirements. The manager of this HSE department reports directly to the Managing Director of Nigerian Operations of the Company and is a member of the management committee, which meets weekly to discuss and direct the Company's activities.

The HSE policy of the Company emphasizes leadership, commitment and training, risk management, health and safety operations, environmental protection and incident response plan.

ENVIRONMENT

	2005 (million)	2004 (million)	2003 (million)
Asset retirement obligations	25.3	12.2	12
OML123-124	13.4	12.2	12
OPL90	11.9	-	-

The asset retirement obligation relates to both OML123/124 and OPL90 in Nigeria. The Production Sharing Contracts (PSC) for OML123/124 specifies that APDNL's share of total asset retirement obligation shall equal the percentage derived from the relationship of the anticipated remaining production to the production prior to Addax Petroleum assuming the operatorship. Costs relating to property, plant and equipment constructed after APDNL assumed operatorship is allocated to Addax 100%.

The increase in the asset retirement obligation by $13.1 million from $12.2 million in 2004 to $25.3 million in 2005 is directly a result of the recording of the retirement obligation related to OPL90 when the first Okwori well came on stream in the first quarter of 2005. No such obligation was recorded for OPL90 in 2004.

CRITICAL ACCOUNTING ESTIMATES

In the preparation of the Company's financial statements, management is required to use judgements, assumptions and estimates in the application of generally accepted accounting policies which has an impact on the financial results of the Company. These estimates and assumptions are based on the best available information at the time, but may change due to new events and additional information giving rise to changes in the estimates over time. Note 1 of the Company's consolidated financial statements for the year ended December 31, 2005 explains the significant financial accounting policies used by the Company. The following is a discussion of the critical accounting policies which use significant assumptions and estimates in determining the financial results of the Company.

Estimated Oil Reserves

Reserve estimates have a significant impact on earnings due to its impact on depreciation and depletion rates and asset impairment. The Company's reservoir engineers perform an internal evaluation on a bi-annual basis of all of its crude oil reserves. The estimation of reserves are based on engineering data, projected future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to numerous uncertainties and interpretations. The Company expects over time that its reserves

will change, upwards or downwards, as a result of the results of future drilling, testing, production levels, changes in future price estimates, and economics of recovery based on cash flow forecasts. A change in the reserves estimate may result in a higher or lower depletion charge to the income statement and affect the future tax charge. A lower reserve estimate could result in a write-down of an oil property under the ceiling test.

Independent petroleum engineering consultants evaluate 100 per cent of the oil properties on a semi-annual basis, and reconciliation is performed between the Company's reserves estimates and that of the independent consultants.

Asset Impairments

Annually, an impairment test is performed to ensure that unamortized capitalized costs do not exceed their fair value. An impairment loss will be recognized in the income statement when the carrying value of a cost centre exceeds the estimated undiscounted future cash flows. The future cash flows used in the impairment test include assumptions on oil prices, production, and operating costs. Changes to any of these assumptions such as a decrease to future oil prices, a decrease in reserves, or an increase in operating costs could result in the impairment of an asset's carrying value.

Full Cost Accounting

The Company follows the full cost method for accounting for oil and gas properties as described by the Canadian Institute of Chartered Accountants. Accordingly, costs incurred in the exploration and development of oil and gas properties are capitalized on a country by country cost pool basis. Capitalized costs include land acquisition, geological and geophysical activities, exploration and development wells, both successful and unsuccessful, related plant and equipment, directly attributable interest costs, overhead charges directly related to exploration and development and the estimated discounted cost of the asset retirement obligations.

The capitalized costs are depreciated, depleted and amortized on a unit of production method based on proved reserves for each producing cost pool. Costs relating to unproved properties and certain development projects are not subject to depreciation, depletion and amortization until production commences. The costs relating to unproved properties are reviewed periodically and any impairment is transferred to the costs being depleted, or if it is ascertained there are no reserves relating to the unproved properties, the impairment is charged directly to the income statement.

Asset Retirement Obligation

The Company currently records the asset retirement obligations of fixed assets at fair value when they are incurred, discounted to the Company's credit-adjusted risk free interest rate. Retirement costs equal to the fair value are capitalized as part of the related capital assets and are amortized to the income statement over the estimated life of the asset. Estimates of the fair value of the retirement obligations can change over time due to legislation, current costs, technology, interest rates and field life, which can affect the rate of amortization. Differences between the estimated and actual costs to settle the retirement obligation could result in gains or losses in the settlement of the obligation.

Income Taxes

The Company follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

The Company earns capital investment allowances on capital expenditures in Nigeria. The future income tax benefits arising from capital investment allowances are recorded when the capital investment allowances are earned and reduce the carrying amount of property, plant and equipment. Capital investment allowances are charged to future income tax in the statement of operations as the tax benefits are realized.

NEW ACCOUNTING STANDARDS

In an effort to harmonize Canadian GAAP with US GAAP, the Canadian Accounting Standards Board ("AcSB") has issued sections:

- 1530, *Comprehensive Income*;
- 3855, *Financial Instruments — Recognition and Measurement*; and
- 3865, *Hedges*.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

- financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and
- certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of "other comprehensive income". Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard.

These new standards are effective for fiscal years beginning on or after October 1, 2006 and early adoption is permitted. Adoption of these standards as at December 31, 2005 would not have an impact on the Company's Consolidated Financial Statements.

The AcSB issued Section 3831, *Non-Monetary Transactions*, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:

- the transaction lacks commercial substance;
- the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;
- neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or
- the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted as of the beginning of a period beginning on or after July 1, 2005. Adoption of this section will not have any material impact on the results of operations or financial position.

RELATED PARTY TRANSACTIONS

AOG owned, directly or indirectly, all of the outstanding common shares of APNV prior to the IPO transactions.

The Company has entered into the following transactions with AOG:

- the Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum Corporation;
- the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "**Crude Oil Supply Agreements**");
- the Management Services Agreement;
- the Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- the Trademark Agreement; and
- the Non-Competition Agreement.

Share Transfer Agreement

Addax Petroleum Corporation and a subsidiary of AOG entered into the Share Transfer Agreement under which Addax Petroleum Corporation acquired full legal and beneficial ownership of all of the outstanding shares of Addax Petroleum N.V. at the time of the IPO. In consideration for the transfer of ownership of Addax Petroleum N.V. to Addax Petroleum Corporation, the AOG subsidiary received the equivalent of 120,000,000 Common Shares, with such consideration to be satisfied by a combination of 117,000,000 Common Shares and cash in the amount of CDN$55,575,000.

The Crude Oil Supply Agreements

The existing Crude Oil Supply Agreements were executed at the same time as the Credit Facility arranged by BNP Paribas, of which assignment of the Crude Oil Supply Agreements and the proceeds from oil sales constitute a significant element of the loan security package. The Crude Oil Supply Agreements shall terminate on the later of the Maturity Date and the Final Discharge Date (as defined in the Credit Facility and anticipated to be December 31, 2008 at the latest).

The price of crude oil is determined for (i) Antan crude liftings, FOB Antan Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties, (ii) Brass River Blend crude liftings, FOB Brass River Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus the differential as quoted in the Official Selling Price for Brass River Blend Crude notified by NNPC to the Corporation for that month, and (iii) Okwori crude liftings, FOB Okwori Terminal as the average of Platt's Crude Oil Marketwire quotations, midpoint of spot assessment for Brent Crude effective for the month of loading, plus/minus a premium on/discount off to be mutually agreed by both parties. In each instance payment terms are in US dollars, paid offshore and 30 days from bill of lading date. Under the agreements amending the Crude Oil Supply Agreements each dated November 2005, ABV will receive a marketing fee of $0.08 per barrel. The Corporation has the right of audit of ABV's resale of Antan crude, Brass River Blend crude and Okwori crude. The payment obligations of ABV under the Crude Oil Supply Agreements are guaranteed by AOG.

The Crude Oil Supply Agreements offer a reliable and competitive means for the sale of crude oil produced from its operations. The Board intends to have a semi-annual review of the terms and conditions of this arrangement.

Management Services Agreement

AOG provides management services to the various subsidiaries of AOG. The services include support in relation to financial control and reporting, legal, tax, risk and insurance, human resources, information technology, training and local expertise in-country.

Unless terminated for a breach of terms, the initial duration of the Management Services Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The fee to be paid under the contract is $2.5 million per year for the term.

Bunkering

A subsidiary of AOG provides fuel bunkering for the Company's FPSOs in Nigeria.

Agreement for Services of Jean Claude Gandur

Addax Petroleum Services Ltd has entered into a services agreement with AOG for the procurement of services to be rendered by Mr. Jean Claude Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. At present, it is anticipated that approximately 90 per cent of Mr. Gandur's time will be dedicated to Addax Petroleum. The total fee to be paid by the Corporation for such services is $1.1 million per annum, subject to adjustment in certain circumstances.

Unless terminated for a breach of terms, this agreement shall continue in force unless and until terminated by nine months prior notice given at any time by either party.

Trademark Agreement

The Corporation identifies itself using names and logos that indicate a relationship with AOG. The Corporation believes that association with the AOG trademark has been and will continue to be beneficial. The Corporation's regional strategic focus is the African continent, particularly West Africa where AOG has established itself in the petroleum trading, oil storage and retail petroleum products industries. The Trademark Agreement provides the Company with the right to use under a sub-license agreement all registered and unregistered AOG trademarks in any territory in which the Company has business activities.

Unless terminated for a breach of terms, the initial duration of the amended and restated Trademark Agreement will expire on December 31, 2009 and will thereafter continue for further periods of one year unless and until terminated by six months prior notice given at any time by either party. The Corporation will pay AOG a fixed annual fee of $500,000 under this agreement.

Non-Competition Agreement

AOG has agreed with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or

- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed company, which engages in the above prescribed activities.

OUTLOOK

The Company is planning an aggressive capital expenditure campaign to increase production and reserves. Included in the outlook is a full year drilling on OML123, plus a second rig for 7 months, a rig for 10 months on OML124 and a rig for a full year on OPL90.

- **Forecasted Capital Expenditure**

($ million)	2006 Forecast
OML123/124	
Drilling	160.3
Facilities	245.3
Other	21.2
Sub Total	**426.8**
OPL90/225	
Exploration	51.8
Okwori development	84.9
Nda development	164.9
Other	2.6
Sub Total	**304.2**
Cameroon	15.8
Gabon	1.0
Okwok	81.3
Iraq	54.5
JDZ	112.0
Total	**995.6**

Capital expenditures for OML 123/124 are $426.8 million. Drilling costs of $160.3 million are for 1 offshore exploration well, $9.8 million, and 17 appraisal and development wells, $150.5 million. Facilities costs are $245.3 million mainly comprising $70 million for new FPSO at Antan subsea and water injection modules, $53 million Oron development and water injection pipelines, $16 million Adanga redevelopment, $55 million gaslift pipelines and facilities and $33 *million* for Mobile Production Unit. The $21.2 million other capital expenditure includes studies and ongoing support.

OPL 90/225 capital expenditures are $304.2 million. Exploration costs include 3 wells ($44.0 million) and 3D seismic survey over OPL225 ($7.8 million). Okwori development completes with drilling and tie-in of Okwori 13 and 14 and commencement of the gas export line. Nda development continues with 4 development wells ($88.7 million), and subsea flowlines and facilities. The other $2.6 million is mainly for capitalized studies.

The capital expenditure for Cameroon of $15.8 million is for the completion of the 3D seismic acquisition and 2 exploration wells. Gabon capital expenditure is for care and maintenance and associated support. Okwok is a new field in Nigeria offshore and the capital expenditure includes $35 million farm-in fees as well as $26 million appraisal drilling and $20.3 million early production system development planning. Iraq capital expenditure relates to the Taq Taq field and the capital expenditures of $54.5 million includes 2D seismic survey, appraisal and development drilling and early production system facilities. The forecast assumes that Taq Taq capital costs will be capitalized in 2006.

The amount for JDZ relates to the signature bonuses, farm-in costs and current year expenditures for Blocks 2, 3 and 4. The $112 million includes $38.2 signature bonuses and $42.3 million farm-in and acquisition fees.

- **2006 Production**

The production for 2006 is anticipated to average 85,000 barrels, with a rate of 100,000 barrels per day by the year end. The average rate of 85,000 mbbls/day is based on the budget, which was compiled in September 2005, and following that date, the Company has had positive drilling results.

Due to the anticipated increase in OPL90 production and based on a forward projection of $50/bbl, it is anticipated that current tax for OPL90 should be approximately $100 million for 2006. This assumes a current tax rate of 60%. Due to the Nigerian tax regulations, it is anticipated that there will be a restriction on OPL90's ability to access all allowances, and there will be unused current period allowances on approximately $70 million. Assuming OPL90 generates sufficient tax income, these unused allowances in 2006 can be used in future periods.

QUARTERLY FINANCIAL INFORMATION

	2005			
	Q4	Q3	Q2	Q1
Petroleum Sales (million)	378.6	387.8	258.2	194.5
Net income (million)	38.1	85.6	53.5	28.9
Net income per share ($)	0.63	1.43	0.89	0.48
Cash Flow from operations (million)	146.0	170.2	81.3	70.7
Per common share ($)	2.43	2.84	1.35	1.18

	2004			
	Q4	Q3	Q2	Q1
Petroleum Sales (million)	156.4	146.6	117.1	104.0
Net income (million)	21.3	15.8	13.7	11.8
Net income per share ($)	0.35	0.26	0.23	0.20
Cash Flow from operations (million)	52.6	48.0	33.0	37.4
Per common share ($)	0.88	0.80	0.55	0.62

Note: All per share amounts are calculated on the basis of 60,030,000 Common Shares of Addax Petroleum N.V.

Petroleum Sales

The volume of crude oil sold by the Company per fiscal quarter in 2005 were 4.4 mmbbls, 5.4 mmbbls, 6.4mmbbls and 6.9mmbbls, respectively. Petroleum sales each quarter in 2005 increased as production from OML123 increased and as production from OPL90 was brought on-stream in March 2005. Petroleum sales from OPL90 per fiscal quarter were nil mmbbls, 0.9 mmbbls 1.7 mmbbls and 1.9 mmbbls, respectively. The average sales price per quarter for 2005 was $43.13 per barrel, $49.67 per barrel, $59.89 per barrel and $55.68 per barrel, respectively. The increasing volumes and prices throughout the quarters, including first sales from OPL90, accounted for the increasing petroleum sales per quarter.

Net Income

Net incomes by fiscal quarter for 2005 were $28.9 million, $53.5 million, $85.6 million and $38.1 million respectively. The increase in net income in the second quarter compared to the first quarter of $24.6 million was due primarily to an increase in petroleum sales from $194.5 million in the first quarter to $258.2 million in the second quarter. Second quarter petroleum sales included initial sales from the Okwori Property of $53.6 million. The increase in petroleum sales in the second quarter was offset by costs from Okwori production. Taxes were unchanged in the second quarter due to production from the Okwori Property having a low tax rate and tax allowances obtained from a previous operator of OPL90. Net income increased

in the third quarter compared to the second quarter by $32.1 million primarily due to an increase in petroleum sales from $258.2 million in the second quarter to $387.8 in the third quarter. Third quarter petroleum sales from the Okwori Property were $106.3 million as compared to $53.6 million in the second quarter. The increase in petroleum sales in the third quarter was offset by costs from Okwori production of $59.3 million. Taxes increased in the third quarter compared to the second quarter by $60.6 million due to the Okwori Property having utilised its tax allowances generated by a previous operator. Costs in OML123 and OML124 increased by $31.2 million in the third quarter compared to the second quarter due to increasing royalties and depletion, depreciation and accretion. The decrease of $9.2 million in petroleum sales in the fourth quarter is due to lower oil price. Net income was further reduced by increased operating expenditure on the Taq Taq operations of $5.5 million, increased G&A expenditure relating to Nigerian new ventures of $8.4 million and impairment costs of $6.2 million. The fourth quarter was the first period that Profit Oil was payable on OPL90, previously there had been loss carryovers, the charge in quarter four for OPL90 was $8.2 million. DDA costs increased in the fourth quarter by $8.6 million following an economic review increased capital expenditure is forecast to be spent developing P1 reserves.

Cash Flow from Operations

Cash flow from Operations by fiscal quarter for 2005 were $70.7 million, $81.3 million, $170.2 million and $146.0 million respectively. The increase in cash flow from operations in the second quarter compared to the first quarter of $10.6 million was due primarily to an increase in petroleum sales. The $88.9 million increase between the second and third quarters due to a full quarter sales from the Okwori development. The decrease of $22.3 million in cash flow from operations between the third and fourth quarter is attributed to higher expenditure on new ventures in Nigeria and Taq Taq of $13.9 million, the first NNPC Profit Oil liability of $8.2 million, and a lower oil price.

ADDAX
PETROLEUM

Addax Petroleum Corporation

Management's Discussion and Analysis

For the year ended December 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis of Addax Petroleum Corporation ("APC") is dated March 28, 2006 and should be read in conjunction with the audited balance sheet of APC as at December 31, 2005.

Additional information with respect to APC, including the Annual Information Form for the year ended December 31, 2005, can be found on SEDAR at www.sedar.com.

APC was incorporated under the *Canada Business Corporations Act* on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of APC (the "IPO").

EVENTS SUBSEQUENT TO DECEMBER 31, 2005

On February 16, 2006 APC completed its initial public offering of 21 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an Over-Allotment Option granted to the Underwriters by APC in connection with the IPO.

The aggregate gross proceeds from the issuance of common shares pursuant to the IPO and exercise of the Over-Allotment Option was CDN$450,450,000 (US$390,579,340), of which CDN$22,522,500 (US$19,528,967) was used to pay expenses related to the IPO.

Prior to the completion of the IPO APC acquired all of the issued and outstanding common shares of Addax Petroleum N.V. from Addax Mining Holdings B.V. for cash consideration of CDN$55,575,000 (US$48,188,360) and 117,000,000 common shares of APC. As both APC and Addax Petroleum N.V., are under common control, the acquisition will be accounted in the books of APC as a continuity of interests. Under this form of purchase accounting, APC is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition APC's financial statements presented for comparison purposes will be restated to reflect the financial position and the results of operations as if APC and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

In March of 2006, APC entered into three production sharing contracts with the Joint Development Authority ("JDA"). The JDA administers the Joint Development Zone ("JDZ") between Nigeria and Sao Tome e Principe. The three blocks awarded were JDZ 4 (APC as operator with a share of 33%), JDZ 3 (APC non-operated share of 15%) and JDZ 2 (APC non-operated share of 14.33%). The initial commitments are as follows. JDZ 4: $23.4 million signature bonus and a minimum work commitment including carry costs of $45.0 million. JDZ 3: a $2.0 million signature bonus and a minimum work commitment including carry costs of $15 million. JDZ 2: a $8.3 million signature bonus and a minimum work commitment including carry costs of $12.9 million.

OUTSTANDING SHARE DATA

The number of outstanding common shares of APC at March 28, 2006 is 140,100,100.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

DATED: July 26th, 2006

"Signed"
JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **MICHAEL EBSARY**, Chief Financial Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

DATED: July 26th, 2006

"Signed"
MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

ADDAX PETROLEUM

Addax Petroleum Corporation

Attached herewith is Addax Petroleum Corporation's amended annual management's discussion and analysis for the year ended December 31, 2005. (**"MD&A"**). Management's positive conclusions regarding the effectiveness of the design and operations of the Corporation's disclosure controls were inadvertently omitted from the MD&A. This MD&A was refilled at the request of the Alberta Securities Commission to reflect these conclusions by management.

The refiling of the MD&A does not in any way involve the restatement of any financial information published previously by the Corporation, any financial results included in the MD&A or any other restatement of financial results or information. The Corporation's Chief Executive Officer and Chief Financial Officer certificates are being refiled in connection with the refiling of the MD&A.

Mailing:
P.O. Box 265 - 1211 Geneva 12

16, rue Eugène-Pittard
Geneva, Switzerland
Telephone : +41 (0)22 702 94 00
Fax : +41 (0)22 702 95 90
addaxpetroleum.com

2022452/MdFJ/468708/2

ADDAX
PETROLEUM

Addax Petroleum Corporation

Amended Management's Discussion and Analysis

For the year ended December 31, 2005

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS

The following amended Management's Discussion and Analysis of Addax Petroleum Corporation ("APC") is dated July 26, 2006 and should be read in conjunction with the audited balance sheet of APC as at December 31, 2005.

Additional information with respect to APC, including the Annual Information Form for the year ended December 31, 2005, can be found on SEDAR at www.sedar.com.

APC was incorporated under the *Canada Business Corporations Act* on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of APC (the "IPO").

EVENTS SUBSEQUENT TO DECEMBER 31, 2005

On February 16, 2006 APC completed its initial public offering of 21 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an Over-Allotment Option granted to the Underwriters by APC in connection with the IPO.

The aggregate gross proceeds from the issuance of common shares pursuant to the IPO and exercise of the Over-Allotment Option was CDN$450,450,000 (US$390,579,340), of which CDN$22,522,500 (US$19,528,967) was used to pay expenses related to the IPO.

Prior to the completion of the IPO APC acquired all of the issued and outstanding common shares of Addax Petroleum N.V. from Addax Mining Holdings B.V. for cash consideration of CDN$55,575,000 (US$48,188,360) and 117,000,000 common shares of APC. As both APC and Addax Petroleum N.V., are under common control, the acquisition will be accounted in the books of APC as a continuity of interests. Under this form of purchase accounting, APC is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition APC's financial statements presented for comparison purposes will be restated to reflect the financial position and the results of operations as if APC and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

In March of 2006, APC entered into three production sharing contracts with the Joint Development Authority ("JDA"). The JDA administers the Joint Development Zone ("JDZ") between Nigeria and Sao Tome e Principe. The three blocks awarded were JDZ 4 (APC as operator with a share of 33%), JDZ 3 (APC non-operated share of 15%) and JDZ 2 (APC non-operated share of 14.33%). The initial commitments are as follows. JDZ 4: $23.4 million signature bonus and a minimum work commitment including carry costs of $45.0 million. JDZ 3: a $2.0 million signature bonus and a minimum work commitment including carry costs of $15 million. JDZ 2: a $8.3 million signature bonus and a minimum work commitment including carry costs of $12.9 million.

OUTSTANDING SHARE DATA

The number of outstanding common shares of APC at March 28, 2006 is 140,100,100.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the Corporation's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Corporation's disclosure controls and procedures. It should be noted that at the end of the period covered by this MD&A, the Corporation was not a reporting issuer and was not carrying on business. Accordingly, the effectiveness of the issuer's disclosure controls and procedures as at December 31, 2005 was commensurate with the status of the Corporation at that time. Moreover, despite the inadvertent omission from the MD&A of Management's positive conclusions regarding the effectiveness of the design and operations of the Corporation's disclosure controls, and based on the evaluation of the effectiveness of the design and operations of the Corporation's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective and appropriate in the circumstances.

While the Corporation's Chief Executive Officer and Chief Financial Officer believe that the Corporation's disclosure controls and procedures provide a reasonable level of assurance that they were effective, they do not expect that the Corporation's disclosure controls and procedures prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

DATED: March 28, 2006

"Signed"
JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **MICHAEL EBSARY**, Chief Financial Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

DATED: March 28, 2006

"Signed"
MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

AUDITORS' REPORT

To the Shareholders of
Addax Petroleum Corporation

We have audited the balance sheet of Addax Petroleum Corporation (the "**Corporation**") as at December 31, 2005. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

March 20, 2006

ADDAX PETROLEUM CORPORATION

BALANCE SHEET

As at December 31, 2005

(figures in Canadian dollars, unless otherwise noted)

ASSETS	
Current assets	
Cash	$100
SHAREHOLDER'S EQUITY	
Shareholder's equity (note 1)	$100

(Signed) WESLEY TWISS
Director

(Signed) PETER DEY
Director

See accompanying notes to balance sheet.

ADDAX PETROLEUM CORPORATION

NOTES TO BALANCE SHEET

As at December 31, 2005

(figures in Canadian dollars, unless otherwise noted)

1. FORMATION OF THE CORPORATION

Addax Petroleum Corporation (the "**Corporation**") was incorporated under the *Canada Business Corporations Act* on September 6, 2005. The Corporation issued 100 initial common shares on November 23, 2005, for cash proceeds of $100.

2. EVENTS SUBSEQUENT TO DECEMBER 31, 2005

(a) Issuance of Common Shares

Pursuant to an underwriting agreement dated February 8, 2006, the Corporation agreed to sell 21,000,000 common shares, at a price of $19.50 per common share, for proceeds totaling $389,025,000 (US$337,318,520) net of $20,475,000 (US$17,753,606) of fees payable to the underwriters. In addition, the Corporation granted the underwriters an option, exercisable for a period of 30 days from the closing of the offering, to purchase up to 2,100,000 additional common shares at the offering price. This option was exercised on February 24, 2006 yielding proceeds of $38,902,500 (US$33,731,852) net of $2,047,500 (US$1,775,361) of fees payable to the underwriters.

(b) Acquisition of Addax Petroleum N.V.

Pursuant to a purchase and sale agreement dated February 8, 2006, the Corporation acquired all of the issued and outstanding common shares of Addax Petroleum N.V. from Addax Mining Holdings B.V. for cash consideration of $55,575,000 (US$48,188,360) and 117,000,000 common shares of the Corporation. As both the Corporation and Addax Petroleum N.V. are under common control, the acquisition will be accounted as a continuity of interests. Under this form of purchase accounting, the Corporation is deemed to have acquired Addax Petroleum N.V. at book value. The financial statements of Addax Petroleum N.V. will become the comparative financial statements of the Corporation as though the Corporation and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V. The transaction closed on February 16, 2006.

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**Addax Petroleum Corporation**
Financial Year Ending, used in calculating the participation fee:	**December 31**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	**21,000,000**	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X **19.50**	
Market value of class or series	= **409,500,000**	
		409,500,000 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		__________(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		__________(B)
(Repeat for each class or series of corporate debt or preferred shares)		__________(B)

DM_CGY/222329-00004/20554.1

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = **409,500,000**

Total fee payable in accordance with Appendix A of the Rule **25,000**

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) **20,833.33**

$$\text{Total Fee Payable} \times \frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$$

10

12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ____________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited

financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit		________
Contributed surplus		________
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)		________
Long term debt (including the current portion)		________
Capital leases (including the current portion)		________
Minority or non-controlling interest		________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)		________
Any other item forming part of shareholders' equity and not set out specifically above		________
Percentage of the outstanding equity securities registered in the name of an Ontario person	X	________
Capitalization		________
Total Fee payable pursuant to Appendix A of the Rule		________
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.
